Exhibit 2.1

Execution Copy

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

NATIONAL FINANCIAL PARTNERS CORP.,

BLUE SKY ACQUISITION CORP.,

HIGHLAND CAPITAL HOLDING CORPORATION,

THE OTHER PARTIES NAMED HEREIN

and

for the purposes of Sections 1.10, 6.1(c), 6.1(e), 6.2(i), Article IX and Article X only,

W. TODD CARLISLE, KEITH D. DUKE and JOHN T. MULHERAN, as Representatives

March 9, 2005

i

3.5	Conflicts; Consents and Approvals	31
3.6	No Material Adverse Change; Absence of Changes	32
3.7	Company Financial Statements	33
3.8	Compliance with Law	33
3.9	Litigation	34
3.10	Proprietary Rights	35
3.11	Assets of Business	35
3.12	Taxes	35
3.13	Employee Matters	36
3.14	Contracts	38
3.15	Accounts Receivable	39
3.16	Undisclosed Liabilities	39
3.17	Certain Financial Matters	39
3.18	Conflicts of Interest; Affiliate Transactions	39
3.19	Customer and Supplier Relationships	40
3.20	Permits; Compliance	40
3.21	Environmental Matters	40
3.22	Insurance	41
3.23	Brokerage and Finder’s Fee	41
3.24	Internal Controls and Procedures	41
3.25	State Takeover Laws	42

ARTICLE IV ADDITIONAL REPRESENTATIONS AND WARRANTIES AS TO THE SPECIFIED STOCKHOLDERS		42
4.1	Ownership of Stock	42
4.2	Power and Authority	42
4.3	Investor Status	43
4.4	Consent to Transactions	44

ARTICLE V COVENANTS OF THE PARTIES		44
5.1	Mutual Covenants	44
5.2	Covenants of the Company and the Specified Stockholders	45
5.3	Additional Agreements	50
5.4	Employment Matters	52
5.5	Noncompetition, Nonsolicitation, Non Disclosure Covenants	52
5.6	Directors’ and Officers’ Indemnification and Insurance	55

ARTICLE VI CONDITIONS		56
6.1	Conditions to Obligations of the Company and Specified Stockholders	56
6.2	Conditions to Obligations of NFP	57

ARTICLE VII TERMINATION		59
7.1	Termination	59
7.2	Effect of Termination	60

ARTICLE VIII INDEMNIFICATION		60
8.1	Indemnification	60
8.2	Claims for Indemnification	63

ARTICLE IX REPRESENTATIVES		65
9.1	Designation	65
9.2	Authority	65
9.3	Authority; Indemnification	66
9.4	Exculpation	66

ARTICLE X MISCELLANEOUS		66
10.1	Survival of Representations, Warranties, and Covenants	66
10.2	Notices	67
10.3	Interpretation	68
10.4	Counterparts	69
10.5	Entire Agreement	69
10.6	Amendment	69
10.7	Extension; Waiver	69
10.8	Third Party Beneficiaries	70
10.9	Governing Law; Resolution of Disputes	70
10.10	Remedies at Law	71
10.11	Equitable Remedies	71
10.12	Limitation on Liability; Exclusivity of Remedies	71
10.13	Assignment	71
10.14	Expenses	72
10.15	Severability	72

Exhibits

Exhibit A – List of Stockholders
Exhibit B – Management Agreement
Exhibit C – Lock-Up Agreement
Exhibit D – Escrow Agreement
Exhibit E – List of Principals
Exhibit F – Letter of Transmittal/Form of Election
Exhibit G – Waiver
Exhibit H – Purchaser Questionnaire
Exhibit I – Section 228 Consent
Exhibit J – Expenses Excluded From Applicable Earnings of the Business
Exhibit K – Carrier Support Contracts

Schedules

Schedule 2.6 – NFP SEC Filings; Financial Statements

INDEX OF DEFINED TERMS

Page
Above the Collar	5
Action	35
Administrative Services Agreement	2
Affiliate Agreement	38
Affiliate Arrangements	40
Agreement	1
Applicable Earnings Chart	15
Applicable Earnings of the Business	16
Applicable Laws	34
Authorized Action	66
Balance Sheet Date	32
Below the Collar	5
Bid Rigging	34
Business	1
Business Day	4
Cash Difference Amount	21
Cash Gross-up	19
Cash Shortfall Amount	22
Cash Target Amount	22
Certificate of Merger	4
Claim Notice	63
Class B Preferred	30
Class C Preferred	30
Class D Preferred	30
Class E Preferred	30
Closing	4
Closing Cash Amount	21
Closing Date	4
Code	14
Common Escrow Percentage	10
Company	1
Company Affiliates	40
Company Benefit Plans	37
Company Certificates	12
Company Common Stock	2
Company Deductible Amount	62
Company Disclosure Schedule	29
Company Employee	52
Company Indemnified Parties	62
Company Options	7

Company Preferred Stock	2
Company Required Consents	32
Company Stock	2
Company Warrants	2
Competing Transaction	49
Confidential Information	54
Confidentiality Agreement	46
Contract	38
Costs	55
Counsel for the Preferred Holders	3
Current Assets	21
Current Liabilities	21
Customer Contracts	39
DGCL	4
Dispute Notice	21
Dissenting Shares	20
Distributable Amount	9
Distributable Shares	10
Earn-Out Payment	15
Earn-Out Payment Date	18
Earn-Out Payment Fund	18
Earn-Out Payment Stock Price	18
Earn-Out Recipients	15
Earn-Out Statement	18
Effective Time	4
Election Deadline	15
Election Securities	15
Elections	15
ERISA	37
Escrow Account	9
Escrow Agent	9
Escrow Agreement	9
Escrow Amount	9
Escrowed Cash	11
Escrowed Shares	11
Estimated Closing Date Balance Sheet	20
Exchange Agent	12
Fees	41
Fictitious Quote	34
Final Closing Date Balance Sheet	22
Financial Information	33
Financial Services Products	34
Financial Services Provider	34
GAAP	33
General Escrow	9

v

Governmental Authority	28
Holders	2
Indemnified Damages	61
Indemnifying Party	63
Indemnitee	63
Independent Accounting Firm	18
Information Statement	49
Initial Restrictive Period	52
Lee Note	2
Lee Note Payment Amount	11
Letter of Transmittal/Form of Election	12
Lock-Up Agreement	2
Management Agreement	2
Material Adverse Effect	26
Merger	1
Merger Consideration	8
Mixed Election	15
Mixed Election Percentage	10
NFP	1
NFP Common Stock	2
NFP Deductible Amount	62
NFP Indemnified Parties	60
NFP Insurance and Financial Services	53
NFP Preferred Stock	27
NFP Retained Share of Applicable Earnings	16
Notice Period	63
Optionholder	7
Optionholders	7
Permits	41
Preferred Holders	2
Preferred Stock Percentage	9
Principal	19
Principal Mixed Election	19
Principal Payment	19
Principal Payments	19
Principal Stock Election	19
Principals	19
Purchaser Questionnaire	13
Purchaser Representative	50
Purchaser Tax Act	61
Quote	34
Release of Encumbrances	50
Representatives	1
Restrictive Period	53
Retail Settlement Proceeds Account	24

Retail Settlement Proceeds Escrow Amount	20
Retail Settlement Proceeds Release Certificate	23
Retained Share of Applicable Earnings Chart	15
SEC Reports	28
Secretary of State	4
Section 228 Consent	1
Section 262	13
Section 5.6 Indemnified Parties	55
Securities Act	28
Settlement Accounting Firm	21
Special Tax Escrow	9
Specified Liabilities	23
Specified Stockholder	1
Specified Stockholders	1
Stock Election	15
Stock Election Consideration	5
Stock Election Percentage	10
Stock Plans	7
Stockholder	2
Stockholders	2
Subcorp	1
Surviving Corporation	4
Tax Returns	36
Taxes	36
Three Year Period	15
Total Company Share Amount	10
Trading Day	9
Transmittal Documents	13
Twenty Day Average Price	9
Waiver	12
Warrants	30
Within the Collar	5
Working Capital Amount	21
Working Capital Shortfall Amount	22
Working Capital Target Amount	22

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of March 9, 2005, by and among NATIONAL FINANCIAL PARTNERS CORP. (formerly known as National Financial Services Company, Inc.), a Delaware corporation (“NFP”), Blue Sky Acquisition Corp., a Delaware corporation and wholly owned subsidiary of NFP (“Subcorp”), HIGHLAND CAPITAL HOLDING CORPORATION, a Delaware corporation (the “Company”), each of the holders of the Company Stock (as defined herein) listed on Exhibit A attached hereto (individually, a “Specified Stockholder” and collectively, the “Specified Stockholders”), and for the purposes of Sections 1.10,6.1(c), 6.1(e), 6.2(c), 6.2(i), Article IX and Article X hereof only, W. Todd Carlisle, Keith D. Duke and John T. Mulheran in their capacity as the Stockholders Representatives (collectively, the “Representatives”). This Agreement shall not become effective unless and until such time as NFP shall have received confirmation, satisfactory to it, that each of the Specified Stockholders have executed and delivered a Section 228 Consent and a Waiver (each as defined herein).

PRELIMINARY STATEMENTS

A. The Specified Stockholders, collectively, own of record and beneficially all of the outstanding shares of Company Preferred Stock, all of the outstanding Company Warrants and the shares of Company Common Stock listed next to the name of such Stockholder (as defined below) on Exhibit A, which represent in the aggregate 58.3% of the outstanding Company Common Stock.

B. NFP desires to combine its businesses with the businesses operated as of the date hereof by the Company and its subsidiaries and divisions (the “Business”) through the merger of Subcorp with and into the Company (the “Merger”), with the Company as the surviving corporation.

C. The respective Boards of Directors of NFP and Subcorp have each approved this Agreement, the Merger, and the related transactions contemplated hereby, upon the terms and subject to the conditions set forth herein.

D. The Board of Directors of the Company has recommended this Agreement to the Holders of the Company Stock for adoption, and contemporaneously herewith and as a condition to the willingness of NFP and Subcorp to enter into this Agreement and as a condition to the effectiveness of this Agreement, each of the Specified Stockholders, who together comprise (i) all Holders of each outstanding series of Company Preferred Stock and (ii) Holders of a majority of (A) the outstanding shares of Company Common Stock and (B) shares of Company Common Stock issuable upon conversion of the outstanding shares of Company Preferred Stock, have executed and delivered a written consent in the form attached hereto as Exhibit I (each, a “Section 228 Consent”), consenting to the adoption of this Agreement pursuant to Section 228 of the DGCL (as defined herein).

E. Pursuant to the Merger, among other things, and subject to the terms and conditions of this Agreement, (i) each issued and outstanding share of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) shall, at the election of the holder thereof (individually, a “Stockholder” and collectively, the “Stockholders”, and together with the holders of the Company Preferred Stock (as defined below) (the “Preferred Holders”) and the holders of Company Options, the “Holders”), be converted into either shares of common stock, par value $0.10 per share, of NFP (the “NFP Common Stock”) or a combination of shares of NFP Common Stock and cash, (ii) each outstanding warrant for common stock of the Company (“Company Warrants”) shall be cancelled immediately prior to the Effective Time, (iii) each outstanding share of Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, Series D Convertible Preferred Stock and Series E Convertible Preferred Stock (collectively, the “Company Preferred Stock”, and together with the Company Common Stock, the “Company Stock”) shall be converted into the right to receive cash, (iv) the secured promissory note issued to Robert E. Lee, trustee (the “Lee Note”) shall be retired and repaid in full for cash or otherwise addressed in a manner satisfactory to NFP in its sole discretion, (v) each option for Company Common Stock, whether or not vested, shall become vested and exercisable upon execution and delivery of this Agreement and shall be cancelled at the Effective Time, and (vi) if the Business achieves certain target earnings growth, NFP shall pay to the Stockholders, in either cash or NFP Common Stock, specified additional consideration.

F. At the Effective Time, NFP will deposit into escrow the Escrowed Shares, Escrowed Cash and the Retail Settlement Proceeds Escrow Amount (each as defined herein), the release of which amount shall be contingent upon certain events and conditions, all as set forth in Sections 1.6 and 1.13 and Article VIII hereof and the Escrow Agreement.

G. Concurrent with the execution and delivery of this Agreement, (i) the Principals (as defined herein) have delivered to the Company duly executed counterparts to (A) a Management Agreement substantially in the form attached hereto as Exhibit B (the “Management Agreement”), (B) an Administrative Services Agreement (substantially in the form attached as Exhibit C to the Management Agreement) (the “Administrative Services Agreement”), (C) Lock-Up Agreements substantially in the form attached hereto as Exhibit C (individually, a “Lock-Up Agreement” and, collectively, the “Lock-Up Agreements”), and (D) Purchaser Questionnaires (as defined herein) and (ii) the other Specified Stockholders, to the extent they will be entitled to receive NFP Common Stock pursuant to this Agreement, have delivered to the Company duly executed counterparts to (A) Lock-Up Agreements and (B) Purchaser Questionnaires, and, in each case, the Management Agreement, Administrative Services Agreement and Lock-Up Agreements shall become effective upon the Closing.

H. As soon as practicable following the date hereof, the Company shall use its reasonable best efforts to obtain from the Holders not party to this Agreement such Holders’ consent to appoint the Representatives (as defined herein) as their Representatives and their agreement to certain provisions of the Agreement.

I. As soon as practicable following the date hereof, the Company shall mail the Information Statement (as defined herein) and the applicable Transmittal Documents (as defined herein) to any Stockholders that have not executed the Section 228 Consent.

J. Concurrent with the execution and delivery of this Agreement, the Specified Stockholders designate W. Todd Carlisle, Keith D. Duke and John T. Mulheran, as Representatives.

K. Concurrent with the execution and delivery of this Agreement, the Preferred Holders designate Bingham McCutchen LLP, as counsel for the Preferred Holders (together with its advisors, “Counsel for the Preferred Holders”) and empower Counsel for the Preferred Holders to act on behalf of the Preferred Holders in connection with Section 1.13 hereof.

L. Upon consummation of the transactions contemplated pursuant to this Agreement, the Principals (as defined herein) shall receive a Principal Payment and a Cash Gross-up (each as defined herein), subject to the terms and conditions set forth herein.

AGREEMENT

Now, therefore, in consideration of these premises and the mutual and dependent promises hereinafter set forth, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Upon the terms and subject to the conditions hereof, and in accordance with the provisions of the Delaware General Corporations Law (the “DGCL”), at the Effective Time, Subcorp shall be merged with and into the Company, whereupon, as a result of the Merger, the separate corporate existence of Subcorp shall cease, and the Company shall continue its existence under the laws of the State of Delaware. The Company in its capacity as the corporation surviving the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”

1.2 Effective Time. Concurrently with the Closing, the parties shall cause the Merger to be consummated by filing with the Secretary of State of Delaware (the “Secretary of State”) a certificate of merger (the “Certificate of Merger”) in such form as is required by and duly executed in accordance with Section 251 of the DGCL. The Merger shall become effective (the “Effective Time”) when the Certificate of Merger has been filed with the Secretary of State or at such later time as is agreed by NFP and the Company and specified in the Certificate of Merger.

1.3 Closing.

(a) The closing of the Merger (the “Closing”) shall take place at the offices of NFP in New York, New York at 9:00 a.m. April 1, 2005, or if any conditions to Closing set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) have not been satisfied or waived by the party entitled to the benefit thereof, then on the first Business Day (as defined below) of the month immediately following the month in which the last to be satisfied or waived of the conditions to the Closing set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) shall be satisfied or waived in accordance with this Agreement, or at such other place and time or on such other date as NFP and the Company may agree in writing (the “Closing Date”). For purposses of this Agreement, “Business Day” means any day that is not a Saturday, Sunday or other day on which banks are required or authorized by law to be closed in the State of New York.

1.4 Effects of the Merger.

(a) From and after the Effective Time, the Merger shall have the effects as provided for in this Agreement and the applicable provisions of the DGCL, including those set forth in Section 259 of the DGCL.

1.5 Conversion of Capital Stock/Merger Consideration. As of the Effective Time, by virtue of the Merger and without any action on the part of any party hereto or any Holder:

(a) Company Common Stock. Each issued and outstanding share of Company Common Stock (other than shares to be cancelled in accordance with Section 1.5(g) and Dissenting Shares) shall be converted, at the election of the holder thereof, in accordance with the procedures as set forth herein, into one of the following:

(i) for each such share of Company Common Stock with respect to which (i) a Stock Election has been effectively made pursuant to Section 1.9 or (ii) no election has been made pursuant to Section 1.9, the right to receive:

(x) a number of shares of NFP Common Stock equal to (1) if the Twenty Day Average Price is equal to or between $32.73 and $44.29 (“Within the Collar”), .0323, (2) if the Twenty Day Average Price is greater than $44.29 (“Above the Collar”), the product of (A) the quotient of (i) $2.01 divided by (ii) the Twenty Day Average Price multiplied by (B) .71 or (3) if the Twenty Day Average Price is less than $32.73 (“Below the Collar”), the product of (A) the quotient of (i) $1.49 divided by (ii) the Twenty Day Average Price multiplied by (B) .71 (such number determined pursuant to subclauses (1), (2), or (3), as the case may be, the “Stock Election Consideration”);

(y) the pro rata share of any contingent merger consideration payable in accordance with Section 1.6(c) and the Escrow Agreement; and

(z) the pro rata share of any contingent consideration payable pursuant to Section 1.10 and allocable to such share of Company Common Stock.

(ii) for each such share of Company Common Stock with respect to which a Mixed Election has been effectively made pursuant to Section 1.9, the right to receive:

(x) (i) the number of shares of NFP Common Stock equal to (1) if the Twenty Day Average Price is Within the Collar, .0162, (2) if the Twenty Day Average Price is Above the Collar, the product of (A) the Stock Election Consideration determined pursuant to Section 1.5(a)(i)(x)(2) multiplied by (B) .50 or (3) if the Twenty Day Average Price is Below the Collar, the product of (A) the Stock Election Consideration determined pursuant to Section 1.5(a)(i)(x)(3) multiplied by (B) .50 and (ii) an amount of cash equal to $.62125;

(y) the pro rata share of any contingent merger consideration payable in accordance in Section 1.6(c) and the Escrow Agreement; and

(z) the pro rata share of any contingent consideration payable pursuant to Section 1.10 and allocable to such share of Company Common Stock.

(b) Company Preferred Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any party hereto the $14,335,962.07 aggregate consideration to which the Preferred Holders shall be entitled shall be allocated among the shares of Company Preferred Stock through the following conversions:

(i) Each issued and outstanding share of Series B Preferred Stock shall be converted into the right to receive (x) an amount of cash equal to $.308734782 per share payable in immediately available funds at Closing upon surrender of certificates representing such holders’ shares of Series B Preferred Stock and (y) the pro rata share of any contingent merger consideration payable in accordance with Section 1.6(c) and the Escrow Agreement. The holders of shares of Series B Preferred Stock agree that the amounts distributable pursuant to this Section 1.5(b)(i) and any contingent merger consideration payable in accordance with Section 1.6(c) and the Escrow Agreement, if any, to such holder shall be the only amounts they are entitled to receive in respect of its shares of Series B Preferred Stock (including in redemption, liquidation or otherwise) and such holder waives any right to claim otherwise (whether in law or equity or otherwise).

(ii) Each issued and outstanding share of Series C Preferred Stock shall be converted into the right to receive (x) an amount of cash equal to $.523260585 per share payable in immediately available funds at Closing upon surrender of certificates representing such holders’ shares of Series C Preferred Stock and (y) the pro rata share of any contingent merger consideration payable in accordance with Section 1.6(c) and the Escrow Agreement. The holders of shares of Series C Preferred Stock agree that the amounts distributable pursuant to this Section 1.5(b)(ii) and any contingent merger consideration payable in accordance with Section 1.6(c) and the Escrow Agreement, if any, to such holder shall be the only amounts they are entitled to receive in respect of its shares of Series C Preferred Stock (including in redemption, liquidation or otherwise) and such holder waives any right to claim otherwise (whether in law or equity or otherwise).

(iii) Each issued and outstanding share of Series D Preferred Stock shall be converted into the right to receive (x) an amount of cash equal to $.53762606 per share payable in immediately available funds at Closing upon surrender of certificates representing such holders’ shares of Series D Preferred Stock and (y) the pro rata share of any contingent merger consideration payable in accordance with Section 1.6(c) and the Escrow Agreement. The holders of shares of Series D Preferred Stock agree that the amounts distributable pursuant to this Section 1.5(b)(iii) and any contingent merger consideration payable in accordance with Section 1.6(c) and the Escrow Agreement, if any, to such holder shall be the only amounts they are entitled to receive in respect of its shares of Series D Preferred Stock (including in redemption, liquidation or otherwise) and such holder waives any right to claim otherwise (whether in law or equity or otherwise).

(iv) Each issued and outstanding share of Series E Preferred Stock shall be converted into the right to receive (x) an amount of cash equal to $1.0620507 per share payable in immediately available funds at Closing upon surrender of certificates representing such holders’ shares of Series E Preferred Stock and (y) the pro rata share of any contingent merger consideration payable in accordance with Section 1.6(c) and the Escrow Agreement. The holders of shares of Series E Preferred Stock agree that the amounts distributable pursuant to this Section 1.5(b)(iv) and any contingent merger consideration payable in accordance with Section 1.6(c) and the Escrow Agreement, if any, to such holder shall be the only amounts they are entitled to receive in respect of its shares of Series E Preferred Stock (including in redemption, liquidation or otherwise) and such holder waives any right to claim otherwise (whether in law or equity or otherwise).

(c) Warrants. Each Warrant to acquire shares of the Company Common Stock that is outstanding immediately prior to the Effective Time, whether or not then exercisable, shall, effective as of the Effective Time, be cancelled without payment of any consideration. The holders of Warrants hereby consent to such cancellation and agree that they shall not be entitled to any consideration in respect of such Warrants and such holder waives any right to claim otherwise (whether in law or equity or otherwise).

(d) Stock Options. The term “Company Options” shall mean all options to purchase Company Common Stock granted under any stock option or stock compensation plan, program, agreement or arrangement of the Company (collectively, the “Stock Plans”), whether or not vested and exercisable, which are outstanding immediately prior to the Effective Time and which are held by any current or former employee or director of the Company or any of its subsidiaries (collectively, the “Optionholders” and each an “Optionholder”).

(i) Each Company Option will become immediately vested and exercisable as of the date hereof and, to the extent not exercised prior to the Effective Time, shall be cancelled as of the Effective Time, and each Optionholder shall be entitled to receive (x) in consideration therefor in immediately available funds, an amount of cash equal to the product of (A) the excess, if any, of (x) $1.75 minus (y) the per share exercise price of such Company Option multiplied by (B) the number of option shares covered by Option

(ii) The Board of Directors of the Company (or the appropriate committee thereof) shall take all action necessary or appropriate under the Stock Plans to effectuate the foregoing treatment of Options in connection with the transaction contemplated hereby and the Company shall cause each of the Stock Plans to be terminated effective as of the Closing. As a condition to receipt of the consideration to which such Optionholder is entitled in consideration of any Option at the Effective Time, such Optionholder shall execute an acknowledgment, in form and substance satisfactory to the Company and NFP, that such consideration is the only consideration to which such Optionholder is entitled by virtue of ownership of such Option.

(e) Capital Stock of the Company. At the Effective Time, by virtue of the Merger and without any action on the part of NFP, Subcorp or the Company each share of Company Common Stock issued and outstanding immediately prior to the Effective Time shall thereafter constitute all of the issued and outstanding capital stock of the Surviving Corporation.

(f) Fractional Shares. No fractional share of NFP Common Stock shall be issued in the Merger. In lieu thereof, each holder of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of NFP Common Stock (after aggregating all fractional shares of NFP Common Stock that otherwise would be received by such holder) will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 1.5(f), an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (i) such fraction, multiplied by (ii) the Twenty Day Average Price.

(g) Cancellation of Treasury Stock and NFP Owned Stock. All shares of Company capital stock that are owned by the Company as treasury stock, if any, shall be canceled and retired and shall cease to exist and no Merger Consideration (or any other consideration) shall be delivered in exchange therefor.

(h) No Further Ownership Rights in Common Stock of the Company. The shares of NFP Common Stock issued, or any cash paid pursuant to this Section 1.5 upon conversion of Company Common Stock and Company Preferred Stock or payment of Options, in accordance with the terms of this Section 1.5, shall be deemed to be full satisfaction of all rights pertaining to shares of Company Common Stock, Company Preferred Stock, Company Warrants and Company Options outstanding prior to the Effective Time, and there shall be no further registration of transfers on the records of NFP of shares of Company Common Stock, Company Preferred Stock, Warrants or Options that were outstanding prior to the Effective Time. If, after the Effective Time, certificates are presented to NFP for any reason, they shall be canceled and exchanged as provided in this Article I.

(i) Merger Consideration. The aggregate amount of stock and cash received by the Holders in paragraphs (a) – (d) above shall be the “Merger Consideration.”

(j) As used herein, the term “Trading Day” means any day which NFP Common Stock is traded on the New York Stock Exchange.

(k) As used herein, the term “Twenty Day Average Price” shall mean the average closing trading price, as reported by Dow Jones (or its successor corporation), per share of NFP Common Stock for the twenty (20) consecutive Trading Days ending on, and including, the second Trading Day prior to the Closing Date.

1.6 Contingent Merger Consideration; Escrow Account.

(a) Deposit to Escrow. At the Effective Time, NFP shall deposit the number of shares of NFP Common Stock comprising the Escrowed Shares and the Escrowed Cash (collectively, the “Escrow Amount”) with the Escrow Agent into an escrow account (the “Escrow Account”) established pursuant to the terms and conditions of an escrow agreement substantially in the form of Exhibit D hereto (the “Escrow Agreement”) to provide for the payments to NFP of any amounts that become due to NFP under Section 8.1(a) of this Agreement. The Bank of New York shall serve as the escrow agent (the “Escrow Agent”) for the Escrow Agreement.

(b) Allocation of Escrow Amount. The Escrowed Shares and Escrowed Cash so deposited shall be allocated into two separate subaccounts which shall be separately monitored and administered by the Escrow Agent in accordance with the terms hereof and the Escrow Agreement, as follows: (i) an amount equal to 43% of each of the Escrowed Shares and Escrowed Cash shall be deposited into a subaccount referred to herein as the “General Escrow” and (ii) an amount equal to 57% of each of the Escrowed Shares and Escrowed Cash shall be deposited into a subaccount referred to herein as the “Special Tax Escrow”.

(c) Distribution of Escrow Amount upon Expiration. The Escrow Amount shall, subject to the terms of the Escrow Agreement, be held in the Escrow Account and (i) any Escrowed Shares and/or Escrowed Cash, as the case may be, remaining in the General Escrow and/or the Special Tax Escrow, if any, shall be distributed to the Holders entitled thereto upon the second anniversary of the Closing Date and the third anniversary of the Closing Date, as follows:

(i) Release of Escrowed Cash:

(1) Preferred Stock: The aggregate amount of cash, if any, to be paid to the Preferred Holders as contingent merger consideration shall equal a percentage (the “Preferred Stock Percentage”) of the Escrowed Cash remaining in the General Escrow or the Special Tax Escrow, as the case may be, for distribution (such remaining amounts, as applicable, the “Distributable Amount”). The “Preferred Stock Percentage” shall equal (A) $2,100,000 divided by (B) the total Escrowed Cash deposited at Closing pursuant to Section 1.6(f) multiplied by (C) 100. Each Preferred Holder shall receive an amount of cash equal to each such Holder’s pro rata portion of the $2,100,000 determined as of the Closing.

(2) Common Stock: Each holder of Company Common Stock as to which a Mixed Election was made pursuant to Section 1.9, shall receive, with respect to each such share, as contingent merger consideration an amount of cash, if any, equal to (x) the Common Escrow Percentage of the Distributable Amount divided by (y) the total number of shares of Company Common Stock as to which a Mixed Election was made. The “Common Escrow Percentage” shall equal (A) the aggregate amount of Escrowed Cash deposited at Closing pursuant to Section 1.6(a) minus $2,100,000 divided by (B) the total Escrowed Cash deposited at Closing pursuant to Section 1.6(a) and determined pursuant to Section 1.6(f) multiplied by (C)100.

(ii) Release of Escrowed Shares.

(1) Stock Election: Each holder of Company Common Stock as to which a Stock Election or no election was made pursuant to Section 1.9, shall receive, with respect to each such share, as contingent merger consideration the total number of shares of NFP Common Stock, if any, equal to (x) the Stock Election Percentage of the Escrowed Shares remaining in the General Escrow or the Special Tax Escrow, as the case may be, for distribution (each such remaining amounts, as applicable, the “Distributable Shares”) divided by (y) the aggregate number of shares of Company Common Stock as to which a Stock Election or no election was made pursuant to Section 1.9. The term “Stock Election Percentage” shall equal (A) the aggregate number of shares of Company Common Stock as to which a Stock Election or no election was made pursuant to Section 1.9 and was deposited at Closing pursuant to Section 1.6(a) and determined pursuant to Section 1.6(e) divided by (B) the sum of (i) the aggregate number of shares of Company Common Stock as to which a Stock Election or no election was made pursuant to Section 1.9 and (ii) .50 multiplied by the aggregate number of shares as to which a Mixed Election was made (such sum, the “Total Company Share Amount”) multiplied by (C) 100.

(2) Mixed Election. Each holder of Company Common Stock as to which a mixed election was made pursuant to Section 1.9, shall receive, with respect to each such share, as contingent merger consideration the total number of shares of NFP Common Stock, if any, equal to (x) the Mixed Election Percentage of the Distributable Shares divided by (y) the aggregate number of shares of Company Common Stock as to which a Mixed Election was made pursuant to Section 1.9. The term “Mixed Election Percentage” shall equal (A) 0.50 times the aggregate number of shares of Company Common Stock as to which a mixed election was made pursuant to Section 1.9 and was deposited at Closing pursuant to Section 1.6(a) and determined pursuant to Section 1.6(e) divided by (B) the Total Company Share Amount multiplied by (C) 100.

(d) Distributions of Escrow Amount to NFP; Indemnification. Other than any distributions owed to the Holders in accordance with the terms of the Escrow Agreement as described above, the Escrow Amount will be available solely to satisfy amounts owed to NFP pursuant to Section 8.1(a) of this Agreement to the extent set forth in such Section, and to satisfy cash amounts owed to the Escrow Agent in accordance with the terms of the Escrow Agreement.

The applicable subaccounts of the Escrow Account shall be the sole source of funds available to satisfy amounts owed to the NFP Indemnified Parties (other than the Retail Settlement Proceeds Escrow Amount (as described in Section 1.13 hereof) which shall be available solely for the purposes described in Section 1.13 hereof and to the extent provided for therein). To the extent NFP is entitled to indemnification out of the Escrowed Shares or the Escrowed Cash pursuant to Section 8.1(a) of this Agreement and subject to the conditions and limitations therein, NFP shall set off and apply against Indemnified Damages the Escrowed Shares and Escrowed Cash in accordance with the terms hereof and of the Escrow Agreement. Pursuant to the terms of the Escrow Agreement, the Escrowed Shares will be valued for purposes of set off against any Indemnified Damages at the average closing trading price, as reported by Dow Jones (or its successor corporation), per share of NFP Common Stock for the twenty (20) consecutive Trading Days ending on, and including, the Trading Day prior to the date of payment.

(e) Escrowed Shares Determination. The term “Escrowed Shares” shall mean a number of shares of NFP Common Stock equal to: (1) if the Twenty Day Average is Within the Collar, the sum of (A) .0132 multiplied by the number of shares of Company Common Stock for which a Stock Election or no election has been made pursuant to Section 1.9 (excluding Dissenting Shares) plus (B) .0066 multiplied by the number of shares of Company Common Stock for which a Mixed Election has been made pursuant to Section 1.9; or (2) if the Twenty Day Average is Above the Collar, the sum of (A) the product of (x) the quotient of (i) $2.01 divided by (ii) the Twenty Day Average Price multiplied by (y) .29 multiplied by (z) by the number of shares of Company Common Stock for which a Stock Election or no election has been made pursuant to Section 1.9 (excluding Dissenting Shares) plus (B) the product of (x) the amount determined in Section 1.6(e)(2)(A) (without giving effect to clause (z) in such calculation) multiplied by (y) .50 multiplied by (z) the number of shares of Company Common Stock for which a Mixed Election has been made pursuant to Section 1.9; or (3) if the Twenty Day Average is Below the Collar, the sum of (A) the product of (x) the quotient of (i) $1.49 divided by (ii) the Twenty Day Average Price multiplied by (y) .29 multiplied by (z) by the number of shares of Company Common Stock for which a Stock Election or no election has been made pursuant to Section 1.9 (excluding Dissenting Shares) plus (B) the product of (x) the amount determined in Section 1.6(e)(3)(A) (without giving effect to clause (z) in such calculation) multiplied by (y) .50 multiplied by (z) the number of shares of Company Common Stock for which a Mixed Election has been made pursuant to Section 1.9.

(f) Escrowed Cash Determination. The term “Escrowed Cash” shall mean an amount of cash equal to the sum of (A) $.25375 multiplied by the number of shares of Company Common Stock for which a Mixed Election has been made pursuant to Section 1.9 plus (B) $2,100,000.

1.7 Cancellation of Indebtedness. As of the Effective Time, the Company shall subject to the proviso to this sentence repay the Lee Note for $6,908,099.93 (the “Lee Note Payment Amount”), such that immediately following the Effective Time such indebtedness shall be repaid in full and terminated; provided that NFP may, at its own option and discretion, provide that the Lee Note be addressed in a manner other than as set forth in this Section 1.7 (it being understood that NFP is under no obligation to do so and this proviso in no way limits the

Company’s obligations in the foregoing sentence absent any written notice that NFP has elected to treat the Lee Note in a manner other than as set forth in the foregoing sentence). On the Closing Date, following receipt by NFP of evidence in form and substance satisfactory to NFP of the items described in Section 6.2(d) and Section 6.2(e), the Lee Note shall be cancelled and repaid in full. At or immediately prior to Closing, NFP shall deliver or cause to be delivered to the Company by wire transfer in immediately available funds to an account or accounts designated by the Company an amount equal to the Lee Note Payment Amounts such that at or immediately prior to the Closing the Company shall deliver or cause to be delivered to the holders of the Lee Note, such holder’s applicable portion of the Lee Note Payment Amount, as determined pursuant to this Section 1.7, by wire transfer of immediately available funds to the account(s) designated by such holders of the Lee Note, such account(s) to be designated by such holders at least two (2) Business Days prior to the Closing. The holders of the Lee Note agree that the amounts distributable pursuant to Section 1.7 in respect of such Lee Note shall be in full satisfaction of all amounts outstanding thereunder and such holders waive any rights to claim otherwise (whether in law or equity or otherwise).

1.8 Exchange of Certificates.

(a) Exchange Agent. Mellon Investor Services (or another exchange agent reasonably acceptable to NFP) shall serve as the exchange agent (the “Exchange Agent”).

(b) NFP to Provide Merger Consideration. At the Effective Time, NFP shall make available to the Exchange Agent for exchange in accordance with this Article I: (i) certificates (or other appropriate documentation of book-entry ownership as applicable) representing the shares of NFP Common Stock issuable, pursuant to Section 1.5, to holders of Company Common Stock (ii) cash to fund payment, pursuant to Section 1.5, to holders of Company Common Stock who made a Mixed Election, (iii) cash to fund payment, pursuant to Section 1.5, to the Preferred Holders and (iv) cash to fund payment, pursuant to Section 1.5, to holders of Company Options. NFP Common Stock issuable as Merger Consideration pursuant to this Agreement, may, at the option of NFP, be in book-entry form.

(c) Common Stock Exchange Procedures. As soon as reasonably practicable after the date hereof, the Company shall mail to, or cause to be mailed to, in connection with the mailing of the Information Statement pursuant to Section 5.2(d) hereof, (1) (x) each person who, as of the date hereof, is a record holder of Company Common Stock and (y) each person who after the date hereof becomes a record holder of Company Common Stock: (i) a letter of transmittal and instructions, substantially in the form of Exhibit F (a “Letter of Transmittal/Form of Election”), for use in effecting the surrender of the certificates that formerly represented Company Common Stock (together with the certificates formerly representing Company Preferred Stock, the “Company Certificates”) for the Merger Consideration to which such Stockholders are entitled and pursuant to which an Election may be made as described in Section 1.9(a) hereof; and (2) (x) each person, other than any Specified Stockholder, who, as of the date hereof, is a record holder of Company Common Stock and (y) each person who after the date hereof becomes a record holder of Company Common Stock: (i) a Section 228 Consent pursuant to which such stockholder may adopt this Agreement by written consent, (ii) a waiver, substantially in the form of Exhibit G (a “Waiver”), waiving such Stockholder’s appraisal rights under Section 262 of the DGCL (“Section 262”), (iii) a Lock-Up Agreement and (iv) a purchaser questionnaire, substantially in the form attached hereto as Exhibit H, which states that such Holder receiving shares of NFP Common Stock, either alone or with the Purchaser Representative has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment in NFP Common Stock (each a “Purchaser Questionnaire” and together with the Letter of Transmittal/Form of Election, Waiver and Lock-Up Agreement, collectively, the “Transmittal Documents”). Upon the later to occur of the Effective Time and surrender of a Company Certificate for cancellation to the Exchange Agent, together with the applicable duly executed Letter of Transmittal/Form of Election properly completed in accordance with the instructions thereto, the holder of such Company Certificate shall be entitled to receive in exchange therefor the applicable portion of Merger Consideration for each share of Company Common Stock formerly represented by such Company Certificate, and the Company Certificate so surrendered shall be forthwith cancelled. The Exchange Agent shall promptly accept such Company Certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices. No interest shall accrue on the Merger Consideration (or the cash payable as described in Section 1.5(f)) payable upon the surrender of the Company Certificates for the benefit of, or be paid to, the holders of the Company Certificates. Until delivery to the Exchange Agent of the requisite instruments of surrender, each outstanding share of Company Common Stock will be deemed for all purposes, to evidence only the ownership of its respective portion of the Merger Consideration into which such Company Common Stock is entitled to be so converted. Once executed and delivered, Transmittal Documents may not be revoked without the consent of NFP.

(d) Preferred Stock Exchange Procedures. Not less than two (2) Business Days prior to the scheduled Effective Time, Holders of Preferred Stock shall (i) surrender the Company Certificates representing such shares to the Exchange Agent together with a Letter of Transmittal/Form of Election with respect thereto and (ii) provide wire instructions providing information as to the account or accounts into which the Merger Consideration in respect of such shares may be paid at the Effective Time. Upon the later to occur of the Effective Time and the date of the surrender of such Company Certificates, NFP shall pay into the account so specified, by wire transfer of immediately available funds, the Merger Consideration to which such Holders are entitled.

(e) Transfers of Ownership. If any shares of NFP Common Stock or cash is to be paid in a name other than that in which a Company Certificate surrendered in exchange therefor is registered, it will be a condition of the payment thereof that the person requesting such exchange will have paid to NFP or any agent designated by it any transfer or other taxes required by reason of the payment of the applicable Merger Consideration in any name other than that of the registered holder of the Company Certificate surrendered, or established to the satisfaction of NFP or any agent designated by it that such tax has been paid or is not payable.

(f) No Liability. Notwithstanding anything to the contrary in this Section 1.8, neither NFP nor any party hereto shall be liable to a Holder for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law. In addition, in the event that any Holder shall not have received payment by the Exchange Agent within twelve (12) months following the Effective Time, then the Exchange Agent shall return such amounts to NFP. After the end of such twelve (12) month period, any Holder who has not theretofore delivered or surrendered such holder’s Company certificate(s) to the Exchange Agent (as provided in this Section 1.8), subject to applicable law, shall look as a general creditor only to NFP for payment of such holder’s entitlement to its respective portion of the Merger Consideration. Any portion of the Merger Consideration remaining unclaimed by the Holders four years after the Effective Time (or such earlier date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority) shall, to the extent permitted by applicable law, become the property of NFP free and clear of any claims or interest of any person previously entitled thereto.

(g) Lost, Stolen or Destroyed Certificates. If any Company Certificate shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Company Certificate, upon the making of an affidavit of that fact by the holder thereof in a form acceptable to NFP or the Exchange Agent, such amount of Merger Consideration as may be required by this Article I hereof; provided, however, that NFP may in its discretion and as a condition to the issuance thereof, require the holder who is the owner of such lost, stolen or destroyed Company Certificate to deliver a bond in such amount as it may reasonably direct against any claim that may be made against NFP or the Exchange Agent with respect to the Company Certificate alleged to have been lost, stolen or destroyed.

(h) Investments. At NFP’s sole discretion, the Exchange Agent shall invest any cash deposited (in accordance with this Article I) with the Exchange Agent. Any interest and other income resulting from such investments shall be paid to NFP or its designee. Nothing contained in this Section 1.8(h) shall relieve NFP or the Exchange Agent from making the payments required by this Article I to be made to the Holders.

(i) Distributions With Respect to Unexchanged Company Certificates. No dividends or other distributions with respect to NFP Common Stock with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Company Certificate with respect to the shares of NFP Common Stock they are entitled to receive as Merger Consideration until such Company Certificate has been surrendered by such holder.

(j) Transfer Taxes; Withholding Rights. NFP or the Exchange Agent shall be entitled to deduct and withhold from (i) the Merger Consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock, Company Preferred Stock or Company Options and (ii) the Principal Payments and Cash Gross-Ups otherwise payable to the Principals such amounts as NFP or the Exchange Agent are required to deduct and withhold under the Internal Revenue Code of 1986 (as amended, the “Code”), or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent that amounts are so withheld by NFP or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Company Common Stock, Company Warrants, Company Preferred Stock or Company Options in respect of whom such deduction and withholding was made by NFP or the Exchange Agent.

1.9 Election.

(a) Each record holder of shares of Company Common Stock (“Election Securities”) shall have the right, with respect to its applicable portion of Merger Consideration, to submit a Letter of Transmittal/Form of Election specifying that such person desires to elect to receive, with respect to all Election Securities beneficially held by such record holder, (i) only NFP Common Stock for such Election Securities, in accordance with Section 1.5(a)(i) (a “Stock Election”) or (ii) both cash and NFP Common Stock for such Election Securities, in accordance with Section 1.5(a)(ii) (a “Mixed Election”). The Stock Election and the Mixed Election are collectively referred to herein as the “Elections”). The Letter of Transmittal/Form of Election providing for such election must be received by the Company prior to 10:00 a.m. New York City time on the date that is five (5) Business Days prior to the anticipated Closing Date in order for the election covering such shares to be effective (the “Election Deadline”); it being further understood that no Elections may be made following the Election Deadline. In the event that a holder of Company Common Stock fails to make a timely Election, such Stockholder shall for all purposes of this Agreement be deemed to have made a Stock Election. If the Closing is delayed, the Election Deadline shall not, unless NFP determines otherwise (in its sole discretion), be delayed. Once delivered to the Company, the Letter of Transmittal/Form of Election and the Election related thereto may not be revoked. The Exchange Agent shall act as the agent for the holders of Election Securities for the purpose of receiving and holding their Forms of Election and Company Certificates and shall obtain no rights or interests (beneficial or otherwise) in such securities.

1.10 Contingent Consideration.

(a) Payment Amount. If the Business achieves the target Applicable Earnings or Retained Share of Applicable Earning of the Business on the terms set forth below, the Exchange Agent shall pay to the holders of Company Common Stock (other than Dissenting Shares) immediately prior to the Effective Time (the “Earn-Out Recipients”) the specified additional merger consideration (the “Earn-Out Payment”) out of the Earn-Out Payment Fund. The Earn-out Payment may be made in either cash or NFP Common Stock, or a combination thereof, which form of payment shall be determined at the sole discretion of NFP. The Earn-Out Payment, if any, shall be (i) made within forty-five (45) days following the completion of the first full twelve (12) fiscal quarters of the Business commencing with the first full fiscal quarter after the Effective Date (the “Three Year Period”) and payable at such time pro-rata to the Earn-Out Recipients. In the event that the aggregate Base Amount and Target Earnings are not revised during the Three Year Period in accordance with the terms of the Management Agreement, the Earn-Out Payment will, subject to the proviso below, equal the lesser of (x) the applicable Earn-Out Payment Amount corresponding to the aggregate growth of Applicable Earnings of the Business during the Three-Year Period following the Closing (see “Applicable Earnings Chart” below) and (y) the applicable Earn-Out Payment Amount corresponding to the aggregate growth of NFP’s Retained Share of Applicable Earnings of the Business during the Three-Year Period following the Closing (see “Retained Share of Applicable Earnings Chart” below) in accordance with the following:

Applicable Earnings Chart

If the Applicable Earnings of the Business is equal to or greater than:	and less than:	Earn-out Payment Amount:
$47,760,818	$52,383,097	$2,302,500
$52,383,097	$57,297,240	$6,140,000
$57,297,240	No limit	$12,280,000

Retained Share of Applicable Earnings Chart

If NFP’s Retained Share of the Company’s Applicable Earnings of the Business is equal to or greater than:	and less than:	Earn-out Payment Amount:
$ 22,355,740	$24,519,323	$2,302,500
$ 24,519,323	$26,819,520	$6,140,000
$ 26,819,520	No limit	$12,280,000

; provided, that, in the event that either (i) the Applicable Earnings of the Business during the Three-Year Period is less than $47,760,818 or (ii) NFP’s Retained Share of Applicable Earnings of the Business is less than $22,355,740 during the Three-Year Period, then the Earn-Out Payment shall equal $0; and provided, further, that if the Representatives object to the Earn-Out Statement in the manner provided in Section 1.10(c) and the amount of the Earn-Out Payment Amount is subsequently determined to be greater than that set forth in such Earn-Out Statement, within five business days after such determination NFP shall deliver such incremental Earn-Out Payment Amount in accordance with Section 1.10(c), together with interest thereon calculated in the manner provided in Section 1.10(d).

The calculation of the Applicable Earnings of the Business and NFP Retained Share of Applicable Earnings shall not be reduced by any expenses incurred as a result of NFP merging other businesses or operations into Highland Capital Brokerage, Inc. unless such action is taken with prior written approval of the Representatives which shall not be unreasonably withheld. In the event that NFP shall have merged other businesses or operations into Highland Capital Brokerage, Inc. as provided in the foregoing sentence, NFP and the Representatives shall take such actions necessary to amend this Section 1.10 such that the calculations of Applicable Earnings of the Business and Retained Share of Applicable Earnings take into account such additional corporate overhead and other administrative expenses as a result thereof.

“Applicable Earnings of the Business” shall mean the excess of (1) the aggregate Applicable Earnings of each Brokerage Office (as determined pursuant to the Management Agreement in accordance with the Accounting Principles attached thereto) over (2) any expenses incurred by the Company (also determined in accordance with the Accounting Principles); provided, that, the

Applicable Earnings of the Business shall be net of (1) any administrative or other expenses incurred by Highland at the corporate level and (2) any allocation of expenses for shares services of Highland brokerage; provided, further, that the expenses set forth on Exhibit J attached hereto shall be disregarded and shall not be deemed to be expenses for any purposes in calculating the Applicable Earnings of the Business. “NFP Retained Share of Applicable Earnings” shall mean the excess of (i) the Applicable Earnings of the Business over (ii) the aggregate Management Fees (as defined in the Management Agreement) paid by NFP to the Management Companies of the Business.

Notwithstanding, and in lieu of, the determination of the Earn-Out Payment provided above, in the event that the aggregate Base Amount and Target Earnings are revised during the Three Year Period in accordance with the terms of the Management Agreement, then the Earn-Out Payment will equal:

(1) .375 multiplied by the Adjusted Base Amount if (A) the average of the Applicable Earnings of the Business during the Three Year Period is (x) equal to or greater than an amount equal to a 10% per year compounded annual growth rate during the Three Year Period in excess of Adjusted Target Earnings, and (y) less than an amount equal to a 15% per year compounded annual growth rate during the Three Year Period in excess of Adjusted Target Earnings; and (B) the average of the NFP Retained Share of Applicable Earnings during the Three Year Period is (x) equal to or greater than an amount equal to a 10% per year compounded annual growth rate during the Three Year Period in excess of Adjusted Base Amount, and (y) less than an amount equal to a 15% per year compounded annual growth rate during the Three Year Period in excess of Adjusted Base Amount;

(2) 1.0 multiplied by the Adjusted Base Amount if (A) the average of the Applicable Earnings of the Business during the Three Year Period is (x) equal to or greater than an amount equal to a 15% per year compounded annual growth rate during the Three Year Period in excess of Adjusted Target Earnings, and (y) less than an amount equal to a 20% per year compounded annual growth rate during the Three Year Period in excess of Adjusted Target Earnings; and (B) the average of the NFP Retained Share of Applicable Earnings during the Three Year Period is (x) equal to or greater than an amount equal to a 15% per year compounded annual growth rate during the Three Year Period in excess of Adjusted Base Amount, and (y) less than an amount equal to a 20% per year compounded annual growth rate during the Three Year Period in excess of Adjusted Base Amount; or

(3) 2.0 multiplied by the Adjusted Base Amount if (A) the average of the Applicable Earnings of the Business during the Three Year Period is equal to or greater than an amount equal to a 20% per year compounded annual growth rate during the Three Year Period in excess of Adjusted Target Earnings; and (B) the average of the NFP Retained Share of Applicable Earnings during the Three Year Period is equal to or greater than an amount equal to a 20% per year compounded annual growth rate during the Three Year Period in excess of Adjusted Base Amount.

For all purposes of this Agreement, the “Base Amount” shall be $6,140,000 and the “Target Earnings” shall be $13,117,500 for the Business on an aggregate basis; provided that, from time to time, NFP and a Brokerage Office may agree to adjust the Base Amount and Target Earnings of such Brokerage Office, which shall have the effect of adjusting the Base Amount and Target Earnings of the Company accordingly. After taking into account any adjustments to Base Amount and Target Earnings as agreed upon under the terms of the Management Agreement, any such adjusted Base Amount and Target Earnings shall be considered the “Adjusted Base Amount” and the “Adjusted Target Earnings” under this Agreement.

(b) Determination of Earn-Out Payment Stock Price. With respect to the portion of the Earn-Out Payment payable in NFP Common Stock, the Earn-Out Recipients shall be entitled (if so entitled) to receive the number of shares of NFP Common Stock equal to the quotient of (a) that portion of the Earn-Out Payment to be paid in shares of NFP Common Stock divided by (b) the average closing trading price, as reported by Dow Jones (or its successor corporation), per share of NFP Common Stock for the forty-five (45) consecutive Trading Days ending on, and including, the Trading Day prior to the date the Earn-Out Payment is due to be deposited with the Exchange Agent pursuant to Section 1.9(c) (the “Earn-Out Payment Stock Price”).

(c) Mechanics of Earn-Out Payment. On the forty-fifth (45th) day following completion of the Three Year Period (the “Earn-Out Payment Date”) (or if such day is not a Business Day, the following Business Day), NFP shall deposit with the Exchange Agent (i) certificates representing a number of shares of NFP Common Stock equal to the quotient of that portion of the Earn-Out Payment to be paid in NFP Common Stock divided by the Earn-Out Payment Stock Price (and cash in an amount sufficient for payment in lieu of fractional shares) and/or (ii) an amount in cash equal to the portion of the Earn-Out Payment to be paid in cash (such certificates and cash, the “Earn-Out Payment Fund”) and shall simultaneously deliver to the Representatives a statement (the “Earn-Out Statement”) setting forth in reasonable detail the calculation of the Applicable Earnings of the Business and the NFP Retained Share of Applicable Earnings used to determine the Earn-Out Payment Amount. Upon the prior written request of the Representatives, NFP shall deliver documentation reasonably requested by the Representatives in connection with their, and their advisors’, review of such information and calculations. The Representatives shall be deemed to have accepted the determinations set forth in the Earn-Out Statement unless the Representatives deliver to NFP not later than fifteen (15) days after receipt by the Representatives of the Earn-Out Statement a written notice listing in reasonable detail those items to which the Representatives object and (to the extent known by the Representative) the proposed adjustment. The Representatives and NFP will negotiate in good faith to attempt to resolve any such objections (and shall promptly provide each other with any information of documentation reasonably requested by the other in connection with the resolution of such objections), but if the Representatives and NFP are unable, within 30 days after receipt by NFP of the notice of the Representatives’ objections, to resolve all disputes, such disputes will be referred to a firm of independent certified public accountants mutually acceptable to the Representatives and NFP (the “Independent Accounting Firm”). The Independent Accounting Firm shall, within forty-five (45) days following its selection, deliver to the Representatives and NFP a written report determining such disputed items (and only such disputed items) and its determinations will be conclusive and binding upon the Earn-Out Recipients and NFP for the purposes of any adjustment to the Earn-Out Payment Amount. The fees, expenses and costs of the Independent Accounting Firm borne in connection with this Section 1.9(c) shall be borne one-half by NFP and one-half by the Earn-Out Recipients, such amount to be borne by the Earn-Out Recipients by deducting such amount on a pro rata basis from the Earn-Out Payment Amount.

(d) Payment Procedure. The Exchange Agent shall make such payment (including any additional payment expressly required by this Section) of shares of NFP Common Stock (together with cash in lieu of fractional shares) and/or cash to each Earn-Out Recipient in the manner and at the location specified in the instrument of surrender previously delivered by each such holder to the Exchange Agent pursuant to Section 1.8(c) (unless the Exchange Agent has otherwise been notified in writing by the Representatives) and otherwise in accordance with the applicable provisions of Section 1.8). If NFP (i) fails to pay to the Exchange Agent (or any replacement exchange agent for the purposes hereof) any portion of the Earn-Out Payment Amount within three (3) Business Days of the Earn-Out Payment Date or (ii) is determined to owe an additional payment following determination of objections raised to the Earn-Out Statement by the Representatives in accordance with Section 1.10(c), then in either case interest shall accrue on the principal of the Earn-Out Payment Amount or portion thereof, as the case may be, and be payable (in addition to such amount owed by NFP) at a rate per annum equal to the prime rate per annum publicly announced from time to time by Citibank, N.A. at its principal office in New York City, calculated from the Earn-Out Payment Date to the date of such payment.

1.11 Principal Payment.

(a) Payment Amount. At the Effective Time, NFP shall pay to each of the principals of the Company’s brokerage divisions listed on Exhibit B attached hereto (individually, a “Principal” and, collectively, the “Principals”) a payment equal to the amount set forth opposite such Principal’s name on Exhibit E (each such payment, a “Principal Payment” and, collectively, the “Principal Payments”) which amount shall be payable to the Principals without any recourse under this Agreement. Each such Principal Payment shall be made in accordance with the following: (A) a Principal may elect to receive only NFP Common Stock (the “Principal Stock Election”) or (B) a Principal may elect to receive such Principal’s Principal Payment in cash (in immediately available funds) and NFP Common Stock (the “Principal Mixed Election”), provided that no greater than 50% of the amount of each such Principal Payment pursuant to a Principal Mixed Election shall be payable in cash with the remainder of such Principal Payment, payable in NFP Common Stock. Notwithstanding anything to the contrary herein, each Principal shall be entitled to receive, in addition to the Principal Payment described in the preceding sentence, a cash payment in an amount equal to 50% of the value of the NFP Common Stock received by such Principal pursuant to either a Principal Stock Election or a Principal Mixed Election (the “Cash Gross-up”).

(b) Determination of NFP Stock Price. With respect to the portion of any such Principal Payment payable in NFP Common Stock, the Principal receiving such Principal Payment shall be entitled to receive the number of shares of NFP Common Stock equal to the quotient of (a) that portion of such Principal Payment divided by (b) the Twenty Day Average Price.

(c) Principal Elections. The Letter of Transmittal/Form of Election shall include a provision to allow for Principals to make a Principal Stock Election or Principal Mixed Election. Such Principal Elections shall be subject to the same procedures and rights as Elections made pursuant to Section 1.9.

(d) Payment Procedure. At the Closing, NFP shall deposit with the Exchange Agent (i) certificates (or other appropriate documentation for book-entry ownership as applicable) representing the aggregate shares of NFP Common Stock deliverable pursuant to the Principal Elections and (ii) cash to fund payment of any cash portion of the Principal Payments and the Cash Gross-up, which, in each case, shall be distributed by the Exchange Agent to such Principals in accordance with the procedures of Section 1.8.

1.12 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares (the “Dissenting Shares” ) of the Company Common Stock and Company Preferred Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 shall not be converted into the right to receive the applicable Merger Consideration as provided in Section 1.5(a) or 1.5(b), as applicable, but instead such holder shall be entitled to payment of the fair value of such shares in accordance with the provisions of Section 262. At the Effective Time, all Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 262. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares under Section 262 shall cease and such Dissenting Shares shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the applicable Merger Consideration as provided in Section 1.5(a) or 1.5(b), as applicable. The Company shall deliver prompt notice to NFP of any demands for appraisal of any shares of Company Common Stock and Company Preferred Stock and NFP shall have the right to direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of NFP, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

1.13 Adjustment to Working Capital; Retail Settlement Proceeds.

(a) At the Effective Time, the Company shall deposit the retail settlement proceeds held in the Retail Settlement Proceeds Account (as defined below), with the Escrow Agent into the Escrow Account. The Escrow Agent shall deposit such retail settlement proceeds into a subaccount referred to herein as the “Retail Settlement Proceeds Escrow Amount” and shall separately monitor and administer the subaccount holding the Retail Settlement Proceeds Escrow Amount from the General Escrow and the Special Tax Escrow.

(b) At the Effective Time, the Company shall deliver to NFP a certificate signed by an officer of the Company attaching an unaudited combined balance sheet of the Business, estimated as of the close of business on the Closing Date (the “Estimated Closing Date Balance Sheet”), which shall be accompanied by a certificate signed by the principal financial officer of the Company (i) stating that the Estimated Closing Date Balance Sheet has been prepared in accordance GAAP consistently applied and applied on a basis consistent with the balance sheet set forth in Section 1.13 of the Company Disclosure Schedule, (ii) setting forth a calculation of the amount by which the current assets of the Business (other than the current assets described in clause (f) below, the “Current Assets”) on such date either exceeds or is less than the current liabilities of the business (other than the current liabilities described in clause (f) below, the “Current Liabilities” and such excess or deficiency, the “Working Capital Amount”) on such date and (iii) setting forth a calculation of the amount by which the amount of cash in the Business as of the Closing Date (the “Closing Cash Amount”) either exceeds or is less than the Cash Target Amount (as defined below) (such excess or deficiency, the “Cash Difference Amount”). Each of the foregoing calculations shall be prepared based on the Estimated Closing Date Balance Sheet. NFP shall have thirty (30) days from the Closing Date to review the accuracy of the Estimated Closing Date Balance Sheet (and any books and records of the Business). In the event that NFP determines (i) that the Estimated Closing Date Balance Sheet shall not have been determined in accordance with GAAP consistently applied and applied on a basis consistent with Section 1.13 of the Company Disclosure Schedule or otherwise contains (x) inaccuracies to the extent that estimated numbers reflected on the Estimated Closing Date Balance Sheet differ from the actual numbers as of the Closing Date determined by NFP or (y) mathematical error, or (ii) the Current Assets, Current Liabilities, or Closing Cash Amount shall not, in any case, have been determined in accordance with GAAP consistently applied and applied on a basis consistent with Section 1.13 of the Company Disclosure Schedule or as otherwise contains(x) inaccuracies to the extent that estimated numbers reflected on the Estimated Closing Date Balance Sheet differ from the actual numbers as of the Closing Date determined by NFP or (y) mathematical error, NFP may dispute the Company’s calculation of the Working Capital Amount and the Cash Difference Amount. NFP shall be deemed to have accepted the calculation of the Current Assets, Current Liabilities, Working Capital Amount and Cash Difference Amount unless NFP delivers to the Counsel for the Preferred Holders not later than thirty (30) days following the Closing Date a written notice setting forth a different amount of Current Assets, Current Liabilities, Working Capital Amount and/or Cash Difference Amount and, in reasonable detail, and a brief explanation of the basis for concluding that a different amount is appropriate and its calculation thereof (the “Dispute Notice”). NFP and the Counsel for the Preferred Holders will negotiate in good faith to attempt to resolve any such dispute indicated in the Dispute Notice (and shall promptly provide each other with any information of documentation and access reasonably requested by the other in connection with the resolution of such objections), but if NFP and the Counsel for the Preferred Holders are unable, within fifteen (15) days after receipt by the Counsel for the Preferred Holders of the Dispute Notice, to resolve such disputes, such disputes will be referred to a firm of independent certified public accountants mutually acceptable to the Counsel for the Preferred Holders and NFP (the “Settlement Accounting Firm”).

The Settlement Accounting Firm shall, within forty-five (45) days following its selection, deliver to the Counsel for the Preferred Holders and NFP a written report determining the disputed items (and only the disputed items) on the Estimated Closing Date Balance Sheet (determined according to GAAP, consistently applied and applied on a basis consistent with Section 1.13 of the Company Disclosure Schedule) and its determinations will be conclusive and binding upon NFP and the Counsel for the Preferred Holders (and the former Preferred Holders) for the purposes of any adjustment set forth in this Section 1.13, absent manifest error. In connection with the foregoing, NFP shall afford the Settlement Accounting Firm such access as reasonably required in order to make its determination. The fees and expenses of the Settlement Accounting Firm shall be borne 50% by NFP and 50% by the Preferred Holders. The Estimated Closing Date Balance Sheet either as (i) accepted by NFP, (ii) agreed to by NFP and the Counsel for the Preferred Holders or (iii) adjusted by the Settlement Accounting Firm pursuant to this Section 1.13(a), will be final and binding and will be referred to as the “Final Closing Date Balance Sheet.”

(c) In the event that:

(i)(A) the amount of Current Assets set forth on the Final Closing Date Balance Sheet is equal to or exceeds (1) the amount of Current Liabilities set forth on the Final Closing Date Balance Sheet plus (2) $4,000,000 (the sum of (A)(1) and (2), the “Working Capital Target Amount”) and (B) the Closing Cash Amount set forth on the Final Closing Date Balance Sheet is equal to or exceeds (1) $4,000,000 plus (2) the amount of cash, if any, required to satisfy in full the Specified Liabilities (as defined below), (the sum of (B)(1) and (2), the “Cash Target Amount”), then the Escrow Agent shall, no later than five (5) Business Days following the date of determination of the Final Closing Date Balance Sheet, release an amount of cash from the Retail Settlement Proceeds Escrow Amount such that, after giving effect to such payment, the amount of the Current Assets and cash of the Business (in each case, measured at the Closing) would not have been less than the Working Capital Target Amount and/or the Cash Target Amount, as applicable, and such payment, if any, shall be made by the Escrow Agent by wire transfer of immediately available funds to an account or accounts designated by Counsel for the Preferred Holders in the Retail Settlement Proceeds Release Certificate (as defined below);

(ii)(A) the amount of Current Assets set forth on the Final Closing Date Balance Sheet is equal to or exceeds the Working Capital Target Amount and (B) the Closing Cash Amount set forth on the Final Closing Date Balance Sheet is less than the Cash Target Amount (the amount by which the Cash Target Amount exceeds the Closing Cash Amount, the “Cash Shortfall Amount”), then the Escrow Agent shall, no later than five (5) Business Days from the date of the determination of the Final Closing Date Balance Sheet, release to NFP an amount from the Retail Settlement Proceeds Escrow Amount equal to the Cash Shortfall Amount and such payment, if any, shall be made by the Escrow Agent by wire transfer of immediately available funds to an account or accounts designated by NFP in the Retail Settlement Proceeds Release Certificate;

(iii)(A) the amount of Current Assets set forth on the Final Closing Date Balance Sheet is less than the Working Capital Target Amount (the amount by which Current Liabilities exceeds the Working Capital Target Amount, the “Working Capital Shortfall Amount”) and (B) the Closing Cash Amount set forth on the Final Closing Date Balance Sheet is equal to or exceeds the Cash Target Amount, then the Escrow Agent shall, no later than five (5) Business Days from the date of the determination of the Final Closing Date Balance Sheet, release an amount to NFP from the Retail Settlement Proceeds Escrow Amount equal to the Working Capital Shortfall Amount and such payment, if any, shall be made by the Escrow Agent by wire transfer of immediately available funds to an account or accounts designated by NFP in the Retail Settlement Proceeds Release Certificate; and

(iv)(A) the amount of Current Assets set forth on the Final Closing Date Balance Sheet is less than the Working Capital Target Amount and (B) the Closing Cash Amount set forth on the Final Closing Date Balance Sheet is less than the Cash Target Amount, then the Escrow Agent shall, no later than five (5) Business Days from the date of the determination of the Final Closing Date Balance Sheet, release an amount to NFP from the Retail Settlement Proceeds Escrow Amount equal to the greater of (x) the Working Capital Shortfall Amount and (y) the Cash Shortfall Amount and such payment, if any, shall be made by the Escrow Agent by wire transfer of immediately available funds to an account or accounts designated by NFP in the Retail Settlement Proceeds Release Certificate.

(d) After giving effect to the payments to NFP, if any, in clauses (c)(ii), (c)(iii), and (c)(iv) above, no later than five (5) Business Days from the determination of the Final Closing Date Balance Sheet, the remainder of the Retail Settlement Proceeds Escrow Amount, if any, shall be released from escrow and paid by the Escrow Agent by wire transfer of immediately available funds to an account or accounts designated by the Counsel for the Preferred Holders, on behalf of the former Preferred Holders. The parties acknowledge and agree that, notwithstanding the fact that the amount on deposit in the Retail Settlement Proceeds Account may not be sufficient to eliminate the full amount of any Cash Shortfall Amount or Working Capital Shortfall Amount, (i) recourse to the Retail Settlement Proceeds Amount shall be the sole recourse of the Company and NFP pursuant to this Agreement to reduce or eliminate any such shortfall and (ii) except as expressly provided in this Section 1.13, the Holders shall have no obligation or liability to guaranty, support or otherwise make payment in respect of the working capital of the Company.

(e) Upon determination of any amounts payable to NFP and/or the former Preferred Holders pursuant to and in accordance with clauses (b), (c)(i), (c)(ii), (c)(iii), (c)(iv) or (d) hereof, NFP and the Counsel for the Preferred Holders shall, within three (3) Business Days of such determination, send a joint notice to the Escrow Agent executed by NFP and the Counsel for the Preferred Holders (the “Retail Settlement Proceeds Release Certificate”) directing the Escrow Agent to distribute the Retail Settlement Proceeds Escrow Amount as determined in accordance with this Section 1.13 and shall include in such Retail Settlement Proceeds Release Certificate the applicable bank account(s) to which such proceeds are to be delivered.

(f) As used in this Section 1.13, (i) “Current Assets” shall not include the Alternative Minimum Tax Credit reflected on the Company’s balance sheet and (ii) “Current Liabilities” shall not include (A) the fees and expenses of UBS up to $1,500,000; (B) severance and change of control payments to W. Todd Carlisle and Keith D. Duke; and (C) any amounts required to be paid by NFP pursuant to Section 5.6(b).

(g) As used herein, the term “Specified Liabilities” means collectively, each of the following current liabilities (to the extent not satisfied and paid in full in cash prior to the Closing Date and removed as current liabilities prior to such date): (1) any amounts owed or accrued in respect of JPSC/Windward Securities, (2) any amounts owed or accrued in respect of Collier Ventures, (3) any amounts owed or accrued in respect of 2004 Income Taxes, (4) any amounts owed or accrued in respect of the Rewards Trip, (5) any amounts owed or accrued in respect of the Gary Wright DPP and (6) any amounts owed or accrued in respect of tax liabilities resulting from the divestiture and unwinding of Nye Financial Group, Inc.

(h) In furtherance of this Section 1.13, from the date hereof through the Effective Time, the Company shall hold the retail settlement proceeds in a separate account (the “Retail Settlement Proceeds Account”) and shall not distribute or disburse the retail settlement proceeds.

(i) Each of the Preferred Holders hereby irrevocably appoints the Counsel for the Preferred Holders as the agent, proxy and attorney in fact for such Preferred Holders for all purposes of this Section 1.13 and the Escrow Agreement, but solely with respect to the Retail Settlement Proceeds Escrow Amount, (including full power and authority on such holders behalf to consummate the transactions contemplated in this Section 1.13 (including receiving notices and disbursing funds received from the Retail Settlement Proceeds Amount)) and to execute and deliver the Escrow Agreement. In addition, the provisions of Sections 9.3 and 9.4 hereof shall apply to the Counsel for the Preferred Holders mutatis mutandis. In furtherance of the foregoing, the Preferred Holders agree that they shall cause the Counsel for the Preferred Holders to take any action required or advisable under this Section 1.13; it being understood that NFP may enforce any right it would otherwise have against the Counsel for the Preferred Holders, as if it were party to this Agreement, against any and all of the Preferred Holder’s. In the event that the Counsel for the Preferred Holders shall fail or omit to take any action it is required to take pursuant to this Section 1.13 or takes any action inconsistent herewith, the Preferred Holders shall upon notice by NFP appoint a replacement Counsel to the Preferred Holders within (3) Business Days, whom is reasonably satisfactory to NFP.

1.14 Certificate of Incorporation and Bylaws. The Certificate of Merger shall provide that at the Effective Time (a) the certificate of incorporation of the Company in effect immediately prior to the Effective Time shall be amended as of the Effective Time so as to contain the provisions, and only the provisions, contained immediately prior thereto in the certificate of incorporation of Subcorp, except for Article I thereof, which shall continue to read “The name of this Corporation is ‘HIGHLAND CAPITAL HOLDING CORPORATION’” and, as amended, such shall be the certificate of incorporation of the Surviving Corporation, and (b) the bylaws of Subcorp in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, in each case until amended in accordance with the DGCL.

1.15 Directors and Officers. From and after the Effective Time, the officers of Subcorp shall be the officers of the Surviving Corporation, and the directors of Subcorp shall be the directors of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified in accordance with applicable law.

1.16 Additional Actions. If, at any time after the Merger, the Surviving Corporation shall determine or be advised that any further deeds, assignments or assurances in law or any other acts shall be necessary or desirable to vest, perfect or confirm, of record or otherwise, in NFP, its right, title or interest in, to or under any of the rights, properties or assets of the Company, or otherwise carry out the provisions of this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute, and deliver in the name and on behalf of the Company or NFP all such deeds, assignments or assurances in law and to take all acts as are reasonably necessary, proper or desirable to vest, perfect or confirm title to and possession of such rights, properties or assets in NFP and otherwise to carry out the provisions of this Agreement.

1.17 Adjustments. If during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of Company or NFP capital stock, as the case may be, or securities convertible or exchangeable into or exercisable for shares of Company or NFP capital stock, as the case may be, shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares of Company or NFP capital stock, as the case may be, or any similar transaction, or any stock dividend thereon with a record date during such period, the Merger Consideration payable in respect of shares of Company capital stock shall be appropriately adjusted to reflect such change.

1.18 Stockholders Consent; No Appraisal Rights. Each Specified Stockholder hereby acknowledges that, by delivering a Section 228 Consent and a Waiver concurrently with the execution and delivery of this Agreement, such Specified Stockholder shall not be entitled, with respect to its shares of Company Common Stock and/or Company Preferred Stock, to appraisal rights pursuant to Section 262 (or any similar right which would provide for a determination of “fair value” (or like concepts) of securities.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF NFP AND SUBCORP

In order to induce the Company and the Specified Stockholders to enter into this Agreement, NFP and Subcorp hereby represent and warrant, jointly and severally, to the Company and the Specified Stockholders that the statements contained in this Article II are true, correct and complete.

2.1 Organization and Standing.

(a) Each of NFP and Subcorp is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation with full power and authority (corporate and other) to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted.

(b) NFP and each of its subsidiaries is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates, makes such qualification necessary, except where the failure to be so qualified would not have a Material Adverse Effect on NFP. A “Material Adverse Effect,” with respect to either NFP or the Company, means any change or effect that would be materially adverse to the business, financial condition or results of operations of such party and its subsidiaries taken as a whole, other than any change or effect resulting from (i) changes in U.S. economic conditions generally (except to the extent such conditions are specific to such person or its subsidiaries or have a disproportionate impact on such person or its subsidiaries, taken as a whole) or (ii) any actions expressly required under this Agreement or taken at the written direction of either NFP, on the one hand, or the Company, on the other hand, as the case may be.

(c) NFP has heretofore made available to the Company a complete and correct copy of the certificate of incorporation and bylaws, each as amended to date, of NFP and Subcorp. Such certificates of incorporation and bylaws are in full force and effect. Neither NFP nor Subcorp is in default in the performance, observance or fulfillment of any provision of its certificate of incorporation or bylaws.

2.2 Corporate Power and Authority. Each of NFP and Subcorp has all requisite corporate power and authority to enter into and deliver this Agreement and, in the case of NFP, the Management Agreement, Administrative Services Agreement and the Lock-Up Agreements and any other agreement or document entered into in connection herewith or therewith, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated by this Agreement, and in the case of NFP, the Management Agreement, Administrative Services Agreements and the Lock-Up Agreements. The execution and delivery of this Agreement, and in the case of NFP, the Management Agreement, the Administrative Services Agreement and the Lock-Up Agreements, and any other agreement or document entered into in connection herewith or therewith, and the consummation of the transactions contemplated hereby and thereby, as the case may be, have been duly authorized by all necessary corporate action on the part of each of NFP and Subcorp and by NFP in its capacity as the sole stockholder of Subcorp, and no other corporate or stockholder proceedings on the party of NFP or Subcorp are necessary to approve this Agreement or in the case of NFP, the Management Agreement and the Lock-Up Agreements, or any other agreement or document entered into in connection herewith or therewith, or to consummate the transactions contemplated hereby and thereby, as the case may be. This Agreement, and any other agreement or document entered into in connection herewith, has been duly and validly executed and delivered by each of NFP and Subcorp, and, assuming the due authorization, execution and delivery of the other parties hereto or thereto, constitutes the legal, valid and binding obligations of each of NFP and Subcorp, enforceable against each of them in accordance with its terms, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. Upon the execution and delivery thereof, the Management Agreement, the Administrative Services Agreement and the Lock-Up Agreements will, assuming the due authorization, execution and delivery of the other parties thereto, constitute the legal, valid and binding obligation of NFP, enforceable against NFP in accordance with its terms, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

2.3 Capitalization of NFP and Subcorp. (a) As of the date of this Agreement, NFP is authorized to issue two hundred sixty million (260,000,000) shares of capital stock, of which sixty million (60,000,000) are shares of NFP Common Stock and two hundred million (200,000,000) are shares of Preferred Stock with a par value of $0.01 per share (“NFP Preferred Stock”), of which (a) approximately 35,751,812 shares of NFP Common Stock are issued, (b) approximately 34,655,386 shares of NFP Common Stock are outstanding and (c) no shares of NFP Preferred Stock are issued and outstanding. In addition, NFP has adopted a 1998, two 2000 and two 2002 Stock Plans. The 1998 Stock Plan and the two 2000 Stock Plans are each authorized to issue options for up to one million six hundred thousand shares of NFP Common Stock. The 2002 Stock Plans are authorized to issue options for up to five million five hundred thousand shares of NFP Common Stock in the aggregate. Furthermore, in connection with its acquisition program, NFP has agreed to grant options, under the Stock Plans or otherwise, to persons or entities that have entered into management agreements with certain subsidiaries of NFP upon, among other things, meeting certain growth targets. Each outstanding share of NFP capital stock is, and all shares of NFP Common Stock to be issued in connection with the Merger will be, when issued, duly authorized and validly issued, fully paid and nonassessable, and each outstanding share of NFP Common Stock has not been, and all shares of NFP Common Stock to be issued in connection with the Merger will not be, issued in violation of any preemptive or similar rights. All shares of NFP Common Stock to be issued in connection with the Merger will be free of liens, encumbrances, agreements and rights of any kind (except pursuant to the Lock-Up Agreements).

(b) As of the date of this Agreement, the authorized capital stock of Subcorp consists of 100 shares of common stock, par value $0.01 per share, all of which are issued, outstanding and owned beneficially and of record by NFP.

2.4 Conflicts, Consents and Approval. Neither the execution and delivery of this Agreement, the Management Agreement, the Administrative Services Agreement nor the Lock-Up Agreements by NFP or Subcorp, as the case may be, nor the consummation of the transactions contemplated hereby or thereby will:

(a) conflict with, or result in a breach of any provision of the certificate of incorporation or the bylaws of NFP or Subcorp;

(b) violate, or conflict with, or result in a breach of any provision of, or constitute a material default (or an event which, with the giving of notice, the passage of time or otherwise, would constitute a material default) or result in any loss of any benefit under, or entitle any party (with the giving of notice, the passage of time or otherwise) to terminate, accelerate or call a default under, or result in the creation of any material lien, security interest, charge or encumbrance upon any of the material properties or material assets of NFP, Subcorp or any of NFP’s subsidiaries under, any of the terms, conditions or provisions of any material agreement or other instrument or obligation to which NFP, Subcorp or any of NFP’s subsidiaries is a party;

(c) violate any order, writ, injunction, decree, statute, rule or regulation, applicable to NFP, Subcorp or any of NFP’s subsidiaries or their respective material properties or material assets; or

(d) require any action or consent or approval of, or review by, or registration or filing with any third party or any court, arbitral tribunal, administrative agency or commission or other governmental or regulatory body, agency, instrumentality or authority (a “Governmental Authority”), other than (i) the Company Required Consents and (ii) those actions, consents, approvals, reviews, regulations that would not have a material adverse impact on the ability of either NFP or Subcorp to perform their respective obligations hereunder.

2.5 No Material Adverse Change; Absence of Changes. Except as disclosed in the SEC Reports filed prior to the date of this Agreement, since September 30, 2004, there has been no event, occurrence, change or development which has had, or would reasonably be expected to have, individually or in the aggregate, (i) a Material Adverse Effect on NFP, or (ii) a material adverse impact on the ability of NFP to consummate the transactions contemplated hereby.

2.6 SEC Filings; Financial Statements. (a) Except as set forth on Schedule 2.6, NFP has filed or otherwise transmitted all forms, reports, statements, certifications and other documents required to be filed with the SEC since December 31, 2001 (collectively, the “SEC Reports”), each of which, as amended prior to the date hereof, has complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations promulgated thereunder, or the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, each as in effect on the date so filed. None of the SEC Reports contained, when filed, as amended prior to the date hereof, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding comments from the SEC with respect to any of the SEC Reports.

(b) The consolidated financial statements of NFP (including any related notes thereto) included in the SEC Reports have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of NFP and its consolidated subsidiaries at the respective dates thereof and the consolidated results of their operations, cash flows and changes in shareholders’ equity for the periods indicated (except, in the case of unaudited consolidated quarterly statements, (i) as permitted by Form 10-Q of the SEC, (ii) as may be indicated in footnotes thereto or in the SEC Reports and (iii) that they are subject to normal and recurring year-end adjustments).

2.7 Brokerage and Finder’s Fee. Except for the fees of Merrill Lynch & Co., no brokerage, finder’s or similar fee will be incurred in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of NFP. All fees and expenses to be paid for services rendered to NFP or its subsidiaries to all attorneys, accountants, investment bankers and other advisors or agents in connection with the transactions contemplated hereby shall be paid by NFP or a subsidiary thereof.

ARTICLE III

REPRESENTATIONS AND WARRANTIES AS TO THE COMPANY

In order to induce NFP to enter into this Agreement, the Company hereby represents and warrants to NFP and Subcorp that the statements contained in this Article III are true, correct and complete, except as specified in the applicable section (which is clearly identified by the section or subsection to which such exceptions apply) of the Disclosure Schedule delivered herewith by the Company to NFP (the “Company Disclosure Schedule”).

3.1 Organization and Standing.

(a) The Company and each of its subsidiaries is a corporation duly organized, validly existing and in good standing (to the extent such concept is recognized) under the laws of its jurisdiction or organization with full power and authority (corporate and other) to own, lease, use and operate its properties and to conduct the Business as and where now owned, leased, used, operated and conducted.

(b) Each of the Company and its subsidiaries is duly qualified to do business or licensed and in good standing in each jurisdiction where the Business is currently conducted, is not qualified to do business in any other jurisdiction and neither the nature of the Business as currently conducted nor the property the Company or any subsidiary owns, leases or operates requires it to qualify to do business as a foreign corporation in any other jurisdiction, except where the failure to be so qualified would not have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) The Company has heretofore made available to NFP a complete and correct copy of the certificate of incorporation and bylaws, each as amended to date, of the Company and each of its subsidiaries. Such certificates of incorporation and bylaws are in full force and effect. Neither the Company nor any subsidiary is in default in the performance, observance or fulfillment of any provision of its certificate of incorporation or by-laws (or other comparable document).

3.2 Subsidiaries and Investments. Except as set forth in Section 3.2 of the Company Disclosure Schedule, the Company does not own, directly or indirectly, any equity or other ownership interest in any corporation, partnership, joint venture or other entity or enterprise or any other securities or investments of any type. The Company is not subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such entity referred to in the preceding sentence or otherwise. Each of the Company’s subsidiaries, and the nature of its business, is listed in Section 3.2 of the Company Disclosure Schedule. The Company owns directly or indirectly each of the outstanding shares of capital stock (or other ownership interests having by their terms ordinary voting power to elect a majority of directors or others performing similar functions with respect to such subsidiary) of each of the Company’s subsidiaries. Each of the outstanding shares of capital stock of each of the Company’s subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and is owned, directly or indirectly, by the Company free and clear of all liens, pledges, security interests, claims or other encumbrances. There are no outstanding subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale or transfer of any securities of any subsidiary of the Company, nor are there outstanding any securities which are convertible into or exchangeable for any shares of capital stock of any subsidiary of the Company.

3.3 Capitalization of the Company. As of the date of this Agreement, the Company’s authorized capital stock, $0.001 par value per share, consists of (a) 100,000,000 shares of Company Common Stock, of which 9,638,980 shares are issued and outstanding, (b) 10,000,000 shares of Class A Nonvoting Common Stock of which 0 shares are issued and outstanding, (c) 2,250,000 shares of Class B Convertible Preferred Stock (“Class B Preferred”) of which 2,250,000 shares are issued and outstanding, (d) 2,000,000 shares of Class C Convertible Preferred Stock (“Class C Preferred”) of which 2,000,000 shares are issued and outstanding, (e) 12,000,000 shares of Class D Convertible Preferred Stock (“Class D Preferred”) of which 7,465,052 shares are issued and outstanding, (f) 6,250,000 shares of Class E Convertible Preferred Stock (“Class E Preferred”) of which 6,102,704 shares are issued and outstanding and (g) 3,750,000 shares of other Preferred Stock of which 0 are issued and outstanding. In addition, as of the date of this Agreement, 3,881,009 Company Shares are reserved for issuance upon exercise of the Company Options under the Company’s two 1998 Stock Option Plans and the Company’s 2000 Stock Option Plan and 283,300 Company Shares are reserved for issuance upon exercise of warrants to purchase shares of Company Common Stock (collectively, the “Warrants”). Each outstanding share of the Company capital stock is duly authorized and validly issued, fully paid and nonassessable, and has not been issued in violation of any preemptive or similar rights. There are no voting trusts or other agreements or understandings to which the Company or any subsidiary of the Company is a party with respect to the voting of the capital stock of the Company or any of its subsidiaries. Except as set forth in Section 3.3 of the Company Disclosure Schedule, there are no outstanding subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale or transfer of any securities of the Company, nor are there outstanding any securities of the Company or a subsidiary of the Company which are convertible into or exchangeable for any shares of capital stock of the Company; and the Company has no obligation of any kind to issue any additional securities or to pay for securities of the Company or any predecessor. The issuance and sale of all of the shares of capital stock described in this Section 3.3 have been in compliance with federal and state securities laws. The Company has not agreed to register any securities under the Securities Act, or under any state securities law or granted registration rights to any person. Except as set forth in Section 3.3 of the Company Disclosure Schedule, there are no outstanding obligations to repurchase, redeem or otherwise acquire any securities of the Company or any of its subsidiaries. The Company has not repurchased any shares of its capital stock in the period ended two years prior to the Closing Date. Section 3.3 of the Company Disclosure Schedule sets forth a true, accurate and complete list of (i) the holders of Company Stock and the number of shares owned by each such Holder, (ii) the holders of Warrants and the number of Warrants held by each such holder and (iii) all outstanding Options, the holder of such Options and the exercise price of each such Option; it being understood that Section 3.3 of the Company Disclosure Schedule shall, if necessary, be updated immediately prior to the Closing to reflect only those changes to such Schedule that have occurred following the date hereof.

3.4 Corporate Power and Authority. (a) The Company has all requisite corporate power and authority to enter into and deliver this Agreement, and any other agreement or document entered into in connection herewith or therewith to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and any other agreement or document entered into in connection herewith or therewith by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company and the Holders except for the mailing of the notice by the Company of the adoption of this Agreement by written consent by the requisite holders of capital stock of the Company to the Company’s Stockholders who have not consented thereto in writing, no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement, and any other agreement or document entered into in connection herewith, has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery of the other parties hereto and thereto, constitutes the legal, valid, and binding obligation of the Company enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

(b) The Company has recommended this Agreement for adoption by the Company’s Stockholders and, upon execution and delivery of Section 228 Consents by the Specified Stockholders, which have been delivered substantially concurrent herewith, this Agreement will have been duly adopted the Stockholders of the Company and, except for the notice of such adoption required by Section 228 of the DGCL, no further approvals of the Company’s stockholders are required in order to consummate the transactions hereby, including the Merger.

3.5 Conflicts; Consents and Approvals. Except as set forth in Section 3.5 of the Company Disclosure Schedule, neither the execution and delivery of this Agreement, the Transmittal Documents, the Management Agreement or the Administrative Services Agreement by each of the Holders, to the extent party thereto, nor the consummation of the transactions contemplated hereby or thereby will:

(a) conflict with, or result in a breach of any provision of the certificate of incorporation or by-laws of the Company or any of its subsidiaries;

(b) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with the giving of notice, the passage of time or otherwise, would constitute a material default) or result in any loss of any benefit under, or entitle any party (with the giving of notice, the passage of time or otherwise) to terminate, accelerate or call a default under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the material properties or material assets of the Company and its subsidiaries under, any of the terms, conditions or provisions of any material agreement or other instrument or obligation to which the Company and its subsidiaries is a party;

(c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company and its subsidiaries or any of their respective material properties or material assets; or

(d) require any action or consent or approval of, or review by, or registration or filing with any third party or any Governmental Authority except for (i) the consents, approvals, registrations and filings set forth in the Company Disclosure Schedule (collectively the “Company Required Consents”) and (ii) those actions, consents, approvals, reviews or regulations that would not have a material adverse impact on the ability of the Company to perform its obligations hereunder.

3.6 No Material Adverse Change; Absence of Changes.

(a) From the date of the latest balance sheet included in the Financial Information (the “Balance Sheet Date”) (i) the Company and its subsidiaries have conducted business in the ordinary course, consistent with past practice, and, (ii) prior to the Closing Date, there has been no event, occurrence, change or development which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or a material adverse impact on the ability of the Company to consummate the transactions contemplated hereby.

(b) Since the Balance Sheet Date there has not occurred any damage, destruction or loss (whether or not covered by insurance) of any asset of the Company or any of its subsidiaries which affects the use thereof and which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or a material adverse impact on the ability of the Company to consummate the transactions contemplated hereby.

(c) Between December 31, 2004 and the date of this Agreement (i) the Company and its subsidiaries have carried on and operated their respective businesses in the ordinary course of business consistent with past practice and (ii) neither the Company nor any of its subsidiaries has taken any action described in Section 5.2 (b) hereof that, if taken after the date hereof and prior to the Effective Time, without the prior written consent of NFP, would violate such provision.

3.7 Company Financial Statements.

(a) The Company has heretofore delivered to NFP the financial information listed in Section 3.7(a) of the Company Disclosure Schedule (collectively, the “Financial Information”), which includes, (i) the audited combined balance sheet of the Business for the year ended December 31, 2001 and audited combined statements of income and cash flows for the year ended December 31, 2001, (ii) the audited combined balance sheet of the Business for the year ended December 31, 2002 and audited combined statements of income and cash flows for the year ended December 31, 2002, (iii) the audited combined balance sheet of the Business for the year ended December 31, 2003 and audited combined statements of income and cash flows for the year ended December 31, 2003, and (iv) the unaudited combined balance sheet of the Business for the year ended December 31, 2004 and the unaudited combined statements of income and cash flows for the year ended December 31, 2004.

(b) Except as set forth in Section 3.7(b) of the Company Disclosure Schedule, the Financial Information (i) has been prepared in accordance with United States generally accepted accounting principles and practices in effect from time to time and applied on a consistent basis throughout the periods involved (“GAAP”), applied on a consistent basis for the periods involved (except, in the case of the interim unaudited statements included therein, for normal year-end adjustments and absence of footnotes) (ii) fairly presents, in all material respects, the combined financial position, results of operations and cash flows of the Company and its subsidiaries, as of the dates and for the periods presented therein, (iii) does not materially differ from the financial records maintained and the accounting methods applied by the Company, its subsidiaries or the other affiliates of the Company, as applicable, for tax purposes, (iv) discloses the extent to which any of the revenues of the Company, its subsidiaries, or other affiliates of the Company are subject to specific potential or actual chargeback(s) of which the Company has knowledge, and (v) is in all material respects in accordance with the books and records of the Company and its subsidiaries which have been maintained in accordance with the Company’s normal practices.

3.8 Compliance with Law.

(a) Except as set forth in Section 3.8(a) of the Company Disclosure Schedule, the Company and its subsidiaries and, to the knowledge of the Company, their respective directors, employees and insurance agents (in respect of the Business) are in compliance in all material respects with, and at all times from January 1, 2000 through and ending on the Closing Date have been in compliance in all material respects with all laws (including common law) applicable to the Business and all statutes, orders, rules, regulations, policies or guidelines promulgated, or judgments, decisions or orders entered by an Governmental Authority material to the conduct of the Business (collectively, the “Applicable Laws”).

(b) Except as set forth in Section 3.8(b) of the Company Disclosure Schedule, from January 1, 2000 through and ending on the Closing Date, no investigation or review by any Governmental Authority with respect to the Company and any of its subsidiaries is pending, or, to the knowledge of the Company, threatened, nor has any Governmental Authority indicated to the Company in writing an intention to conduct the same, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or a material adverse impact on the ability of the Company to consummate the transactions contemplated hereby.

(c) Neither the Company, nor any of its subsidiaries, nor any officer, director, employee or agent of the Company or any of its subsidiaries has engaged in Bid Rigging. “Bid Rigging” shall mean (i) asking an insurance company or other manufacturer or wholesaler of Financial Services Products (as defined below) (collectively, a “Financial Services Provider”) to provide a Fictitious Quote (as defined below), (ii) asking a Financial Services Provider to submit an inflated Quote in order to allow the Company subsequently to appear to have lowered such Quote through negotiations with such Financial Services Provider or (iii) otherwise intentionally misrepresenting a Quote received from a Financial Services Provider to a client or prospective client. “Financial Services Products” shall mean financial services products produced by a manufacturer or distributed by a wholesaler, including, without limitation, insurance products (including, without limitation, fixed and variable life policies), group and voluntary benefit policies, fixed and variable annuities, property and casualty policies, retirement plans (qualified and non-qualified) and viatical and life settlement activities. “Quote” shall mean a proposal for providing Financial Services Products that a Financial Services Provider quotes to a broker, agent or consultant of Financial Services Products in order for such broker, agent or consultant to provide to a client or prospective client. “Fictitious Quote” shall mean a Quote that is (i) intentionally higher, or otherwise intentionally less favorable to the client or prospective client than Quotes provided by other Financial Services Providers, or (ii) designed not to be selected by a client or prospective client, or (iii) designed to present to the client or prospective client a false appearance of competition by Financial Service Providers.

3.9 Litigation. Except as set forth in Section 3.9 of the Company Disclosure Schedule, there is no suit, claim, action, proceeding or investigation (an “Action”) pending or threatened against the Company or its subsidiaries or, to the knowledge of the Company, any of their respective directors, employees or agents (in respect of the Business) except for (a) Actions pending or, to the knowledge of the Company, threatened as of the date hereof that involve (in each instance) claims for less than $25,000 in the case of any single instance or series of related instances or (b) Actions pending or, to the knowledge of the Company, threatened as of the date hereof that, when aggregated with all other Actions, involve claims for less than $100,000 in the aggregate, or (c) with respect to Actions that are first commenced or, to the knowledge of the Company, are first threatened after the date hereof only that, individually or in the aggregate (with all other Actions whenever commenced or threatened), would not have, individually or in the aggregate, a Material Adverse Effect on the Company. Except as set forth in Section 3.9 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries are subject to any outstanding order, writ, injunction or decree or any other instrument limiting the Company’s or its Subsidiaries’ ability to conduct the Business. Except as disclosed in Section 3.9 of the Company Disclosure Schedule, neither the Company, its subsidiaries nor, to the knowledge of the Company, any of their respective directors, employees or insurance agents conducting the

Business have been (A) the target of any complaint, investigation, regulatory proceeding or disciplinary hearing or (B) a party to any arbitration or any other proceeding brought by any Governmental Authority with respect to the Business since January 1, 2002.

3.10 Proprietary Rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (i) none of the intellectual property of the Company or its subsidiaries infringes upon or violates the valid intellectual property rights of any person and (ii) except for claims that have been resolved, neither the Company nor any of its subsidiaries has received any written notice from any person alleging that the business conducted by the Company and its subsidiaries has been conducted in contravention of any intellectual property of such person.

3.11 Assets of Business. At the Closing, the Company and its subsidiaries will own or hold under valid leases or licenses all material real and personal property, contracts, rights and other assets (of every kind, nature, character, description, whether real, personal or mixed, whether tangible or intangible, whether accrued, contingent or otherwise and wherever situated) reflected on the latest balance sheet included in the Financial Information or acquired after the date thereof, other than properties disposed of in the ordinary course of business since the Balance Sheet Date, in each case, free and clear of all security interests, claims, liens, charges or encumbrances except (1) statutory liens securing payments not yet due and (2) such imperfections or irregularities of title or other security interests, claims, liens, charges or encumbrances (other than real property mortgages or deeds of trust) as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties. Except as set forth in Section 3.11 of the Company Disclosure Schedule, the Company does not own any real property. The Company and its subsidiaries have leasehold interests in all real estate used in the Business under valid leases and neither the Company nor its subsidiaries (nor, to the Company’s knowledge, the lessor) is in default under any thereof.

3.12 Taxes. Except as set forth in Section 3.12 of the Company Disclosure Schedule:

(a) The Company and each of its subsidiaries have duly filed all material tax returns, reports and forms (“Tax Returns”) required to have been filed by the Company and its subsidiaries. All of the foregoing Tax Returns are true and correct in all material respects. The Company and each of its subsidiaries have duly paid or have made adequate provision in the most recent balance sheet included in the Financial Information for all material Taxes required to be paid by it. Neither the Company nor its subsidiaries is delinquent in the payment of any material Tax and none of them has requested any extension of time within which to file any material Tax Returns in respect of any taxable period which have not since been filed. No deficiencies for any material Tax relating to the Business have been proposed, asserted or assessed (tentatively or definitely, whether or not in writing) by any taxing authority, against the Company and its subsidiaries. There are no pending requests for waivers of the time to assess any material Tax with respect to the Company or its subsidiaries. The federal income Tax Returns of the Company and its subsidiaries have been audited by the Internal Revenue Service in the taxable year(s) set forth in Section 3.12(a) of the Company Disclosure Schedule. For purposes of applying Section 8.1(a)(i) only, all representations made in this Section 3.12(a) qualified by materiality shall be read without such qualification.

(b) Neither the Company nor its subsidiaries is party to or bound by any closing agreement, gain recognition agreement, tax sharing, tax indemnity, tax allocation or similar agreement or arrangement nor has any obligation for the taxes of any other entity, including any obligation pursuant to Treas. Reg. § 1502-6, or similar provision under state, federal or foreign law.

(c) Neither the Company nor its subsidiaries has either agreed to or is required to make any adjustment under Section 481 of the Code (or any comparable provision of state, local or foreign law) by reason of a change in accounting method or otherwise.

(d) Neither the Company nor any of its subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (x) in the two years prior to the date of this Agreement or (y) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(e) For purposes of this Agreement, “Taxes” means (i) all federal, state, local or foreign taxes, levies, imposts, deductions, governmental charges and duties of any kind, together with any interest, penalties, additions, charges or fees imposed with respect thereto, including, without limitation, taxes based upon or measured by income, gross receipts, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll and social security, employment, excise, stamp duty or property taxes, (ii) any obligations under any agreements with respect to Taxes described in clause (i) above, and (iii) any obligation for the taxes of any other entity, including any obligation pursuant to Treas. Reg. § 1502-6, or similar provision under state, federal or foreign law.

(f) The consummation of the transactions contemplated by this Agreement will not, either alone or in connection with another event, result in the payment of any amounts which would not be deductible for federal income tax purposes by virtue of Section 280G of the Code; it being understood that this representation is not made as to any payments pursuant to any severance or similar arrangement entered into between Richard Keiden and NFP after the date hereof.

3.13 Employee Matters.

(a) Except as set forth in Section 3.13(a) of the Company Disclosure Schedule, neither the Company nor its subsidiaries has any employment or consulting Contracts for the compensation of any of its officers, directors, employees, consultants or agents or providing for such compensation directly or indirectly. Neither the Company nor its subsidiaries has any obligation to its officers, directors, employees, consultants or agents other than obligations arising in the ordinary course of business on account of wages, commissions, deferred compensation and salaries for prior services performed. Section 3.13(a) of the Company Disclosure Schedule sets forth the names of all employees of the Company showing the rate of annual compensation (including benefits and perquisites which would be deemed to constitute compensation under the Rules and Regulations of the Securities and Exchange Commission) as of the date hereof (estimated if not a fixed rate) and the amount of any bonus paid in the Company’s last fiscal year. Section 3.13(a) of the Company Disclosure Schedule sets forth the names of all “associated persons”, investment adviser representatives and registered representatives of the Company or any of its subsidiaries.

(b) Except as set forth in Section 3.13(b) of the Company Disclosure Schedule, neither the Company nor its subsidiaries sponsors, maintains, contributes to or is obligated to contribute to (or has been obligated to contribute to) any employee benefit plans, programs, policies, practices, agreements and other arrangements providing benefits or compensation to any current or former employee, director or consultant or any beneficiary or dependent thereof, whether or not written and whether covering one person or more than one person or could be subject to any liability under (i) Title IV of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) section 302 of ERISA, (iii) sections 412 or 4971 of the Code, (iv) the continuation coverage requirements of section 601 et seq. of ERISA and section 4980B of the Code, or (v) corresponding or similar provisions of foreign laws or regulations. The employee benefit plans, programs, policies, practices, agreements and other arrangements disclosed pursuant to Section 3.14(a) are herein referred to as the “Company Benefit Plans”.

(c) (i) Each Company Benefit Plan has been established, administered and maintained in accordance with its terms and applicable law, including but not limited to ERISA and the Code; (ii) each Company Benefit Plan intended to be “qualified” within the meaning of section 401(a) of the Code is so qualified and the trusts maintained thereunder are exempt from taxation under section 501(a) of the Code, and no condition exists that would reasonably be expected to adversely affect such qualification or exemption; (iii) neither the Company nor any of its subsidiaries has incurred a liability under Title IV of ERISA that has not been satisfied in full, and no conditions exists that would reasonably be expected to result in such a liability; (iv) there has been no amendment to, written interpretation of or announcement relating to, or change in employee participation or coverage under, any Company Benefit Plan that would increase materially the expense of maintaining such plan above the level or expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof; (v) no Company Benefit Plan provides for post-termination health or other welfare benefits other than as required under applicable law; (vi) here are no pending, threatened or anticipated claims by or on behalf of any Company Benefit Plan, by any employee or beneficiary covered under any such Plan, or otherwise involving any such plan (other than routine claims for benefits); (vii) with respect to each Company Benefit Plan, the Company has provided to NFP true and complete copies of, where applicable, (1) the Company Benefit Plan document (or if not written, a full and complete description thereof), including all amendments thereto, (2) the most recent Form 5500, (3) a summary plan description, (4) all material communications with the governmental or quasi-governmental entities or with plan participants, and (5) the most recent determination letter from the Internal Revenue Service.

3.14 Contracts.

(a) Set forth in Section 3.14 of the Company Disclosure Schedule is a listing, as of the date hereof, of all written or oral contracts, agreements, arrangements, commitments, understandings, licenses, sales order, purchase order, guarantees and leases (each a “Contract”) (which, in the case of oral Contracts only, are legally binding on the Company or a subsidiary thereof), to which the Company or its subsidiaries is a party and which fall within any of the following categories: (a) joint venture, partnership and similar Contracts; (b) Contracts containing covenants purporting to limit the freedom of the Company, its subsidiaries or any of their respective affiliates to compete in any line of business in any geographic area or to hire any individual or group of individuals; (c) Contracts which after the Closing Date would have the effect of limiting the freedom of NFP, its subsidiaries (other than the Company and its subsidiaries) or any of their respective affiliates to compete in any line of business in any geographic area or to hire any individual or group of individuals; (d) Contracts involving a commitment of payments by or to, or evidencing indebtedness for borrowed money of (or the guarantee of such indebtedness by) the Company or any of its subsidiaries in excess of $50,000 which provide for the creation of any charge, security interest, encumbrance or lien upon any of the material assets or properties of the Company or its subsidiaries; (e) Contracts with or for the benefit of any affiliate of the Company (other than subsidiaries of the Company) or the subsidiaries of the Company, the Holders or any officer or director of the Company or its subsidiaries, any of their family members or affiliates (any such Contract, an “Affiliate Agreement”); (f) Contracts with insurance companies relating to the Business and not containing terms generally customary in the industry and/or not entered into in the ordinary course of business of the Company and its subsidiaries consistent with past practices; (g) Contracts relating to the purchase and sale of any business assets, corporation, or other entity other than Contracts within the ordinary course of business consistent with past practice; (h) all real property leases or leases of other tangible property; (i) all intellectual license agreements (excluding licenses to computer software commercially available to the general public); and (j) Contracts entered into outside of the ordinary course of business and material to the Business. The Company has delivered or made available true, correct and complete copies of all the written Contracts, licenses or leases referenced in the prior sentence. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, all such Contracts are the legal, valid and binding obligations of the Company and its subsidiaries, as the case may be, and, to the knowledge of the Company, the legal, valid and binding obligation of each other party thereto and such Contracts are enforceable against each of the Company and its subsidiaries, as the case may be, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company, none of the Company, its subsidiaries, nor, to the knowledge of the Company, any other party thereto is in violation of, in default in respect of, nor has there occurred an event or condition which with or without the passage of time or giving of notice (or both) would constitute a violation of or default under, any such Contract.

(b) Attached to Section 3.14 of the Company Disclosure Schedule is a true and complete list of all the standard forms of agreements and other documentation used in the

Business with customers or clients (the “Customer Contracts”), copies of which have previously been furnished to NFP. To the Company’s knowledge, there are no material written Contracts between the Company or its subsidiaries on the one hand, and any customers or clients, on the other hand, other than those in the forms of the Customer Contracts, except as otherwise set forth in Section 3.14 of the Company Disclosure Schedule. The Company is not a party to any Customer Contract that grants the Company “discretionary” authority over a customer account or custody of any client assets. Neither the Company nor any of its subsidiaries provides investment advisory services except through Customer Contracts.

(c) Attached to Section 3.14 of the Company Disclosure Schedule is a true and complete list of all standard forms of agreements with “associated persons” and registered representatives, copies of which have previously been furnished to NFP. Except as set forth in Section 3.14 of the Company Disclosure Schedule, there are no material Contracts between the Company and an “associated person” or registered representative, other than those in the forms of standard agreements.

3.15 Accounts Receivable. To the knowledge of the Company, all notes receivable and all accounts receivable of the Company and its subsidiaries (a) have arisen in the ordinary course, (b) are valid and binding obligations of the respective debtors, enforceable in accordance with their respective terms, (c) are not subject to any valid set-offs or counterclaims and (d) are fully collectible in a manner consistent with past practice, subject to amounts reserved therefor in the Financial Information. Since the Balance Sheet Date, there have not been any material write-offs as uncollectible of any of the Company’s or any of its subsidiaries’ accounts receivable, except for write-offs in the ordinary course of business consistent with past practice.

3.16 Undisclosed Liabilities. Except (a) as and to the extent set forth in Section 3.16 of the Company Disclosure Schedule or (b) as incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice, which in the event of such liabilities or obligations, if any, the aggregate amount thereof is not in excess of $150,000 and not otherwise prohibited by this Agreement, neither the Company nor its subsidiaries has any liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due and whether or not such liabilities or obligations would be, if known, required to be reflected or reserved against on a balance sheet of the Company or its subsidiaries prepared in accordance with GAAP or the notes thereto.

3.17 Certain Financial Matters. Section 3.17 of the Company Disclosure Schedule sets forth: (a) a list of all banks in which the Company or its subsidiaries has accounts or maintains safe deposit boxes and the names of all persons authorized to draw thereon or have access thereto; (b) the names of all directors, officers and principals of the Company and its subsidiaries; and (c) the names of all persons holding powers of attorney from the Company or its subsidiaries and a summary statement of their terms.

3.18 Conflicts of Interest; Affiliate Transactions.

(a) Except as set forth in Section 3.18(a) of the Company Disclosure Schedule, none of the Company, its subsidiaries, nor, to the Company’s knowledge, any officer or director of the Company or its subsidiaries, has any direct or indirect interest in any firm, corporation, association or business enterprise which competes with, is a customer or sales agent of, or is engaged in, any business of the kind being conducted by the Company or its subsidiaries other than investments of 5% or less in the stock or other equity interests of a publicly traded firm or corporation.

(b) Except as set forth in Section 3.18(b) of the Company Disclosure Schedule, (i) none of the Stockholders nor to the Company’s knowledge, any of their respective current directors or officers or any of their respective family members or affiliates (collectively, the “Company Affiliates”) provides or causes to be provided, on a regular basis, to the Company or its subsidiaries any assets, loans, advances, services or facilities (none of which will be outstanding on the Closing Date), (ii) neither the Company nor its subsidiaries provides or causes to be provided to any of the Company Affiliates any assets, loans, advances, services or facilities and (iii) except for the Affiliate Agreements and those matters set forth in the Company Disclosure Schedule (such matters collectively, the “Affiliate Arrangements”), none of the Company Affiliates have any other business relationships with the Company or its subsidiaries. The only Affiliate Agreements and Affiliate Arrangements set forth in Section 3.18(b) of the Company Disclosure Schedule that will remain in place from and after the Closing Date or with respect to which NFP, the Company, its subsidiaries, or any of their respective affiliates will have any ongoing obligations or duties after the Closing Date, are those items (and only with respect to such obligations or duties) which are clearly identified in Section 3.18(b) of the Company Disclosure Schedule as remaining in place and having ongoing obligations or duties.

3.19 Customer and Supplier Relationships. To the Company’s knowledge and except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company as of the date hereof (i) the relationships of the Company and its subsidiaries with their customers and suppliers and insurance companies with which they do business are satisfactory and (ii) neither the Company nor its applicable subsidiary has received written notice of any proposed termination of any relationship with any such customer, supplier or insurance company.

3.20 Permits; Compliance. The Company and its subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate the Company’s properties and to carry on the Business as is currently conducted in all material respects (collectively, the “Permits”), and there is no Action pending or, to the knowledge of the Company, threatened regarding suspension or cancellation of any of the Permits. Neither the Company nor its subsidiaries are in conflict with, or in default or violation of, any of the Permits. Each of the Company’s and its subsidiaries’ Permits as insurance brokers, agents or agencies and all other Permits utilized in the Business are listed in Section 3.20 of the Company Disclosure Schedule, are all valid and are in good standing.

3.21 Environmental Matters. Except as set forth in Section 3.21 of the Company Disclosure Schedule and except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor its subsidiaries has any environmental liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise, and whether due or to become due.

3.22 Insurance. Set forth in Section 3.22 of the Company Disclosure Schedule is a listing of all material insurance policies and binders and programs of self-insurance owned, held or maintained by the Company and its subsidiaries on the date hereof related to the Business and which afford coverage to the Company, its subsidiaries and their respective assets or business. To the knowledge of the Company, all such policies, binders and programs are in full force and effect (except any such binders, policies and programs that expire or are terminated in accordance with their terms after the date hereof). All premiums with respect thereto covering all periods up to and including the date hereof have been paid to the extent due, and, as of the Closing Date, all premiums with respect thereto (or with respect to renewals or replacements thereof, as applicable) will be paid to the extent due. No written notice of cancellation or termination has been received by the Company with respect to any such policy or binder (or the renewals or replacements thereof, as applicable).

3.23 Brokerage and Finder’s Fee. Except as set forth in Section 3.23 of the Company Disclosure Schedule, no brokerage, finder’s or similar fee will be incurred in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of the Company. All fees and expenses to be paid for services rendered to the Specified Stockholders or the Company or its subsidiaries to all attorneys, accountants, investment bankers and other advisors or agents in connection with the transactions contemplated hereby or by the Management Agreement are set forth on Section 3.24 of the Company Disclosure Schedule (the “Fees”) shall be paid by the Company prior to Closing (other than the fees and expenses of UBS, which shall be paid by the Company or NFP following the Closing Date).

3.24 Internal Controls and Procedures.

(a) The Company and its subsidiaries maintains books and records reflecting its assets and liabilities, which books and records are accurate in all material respects, and maintains proper and adequate internal accounting controls that provide assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of its financial statements and to maintain accountability for its assets; (iii) access to its assets is permitted only in accordance with management’s authorization; (iv) the reporting of its assets is compared with existing assets at regular intervals; and (v) accounts, notes and other receivable and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(b) Except as set forth on Section 3.24 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its subsidiaries has engaged in questionable accounting or auditing practices.

(c) The Company has delivered to NFP all management letters to the Company from its auditors and all audit reports (including internal audit reports with respect to the Company’s internal controls), in each case since December 31, 2001.

3.25 State Takeover Laws. Prior to the date hereof, the Board of Directors of the Company has taken all action necessary to exempt or make inapplicable under any state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares: (a) the execution of this Agreement, and (b) the transactions contemplated hereby.

ARTICLE IV

ADDITIONAL REPRESENTATIONS AND WARRANTIES AS

TO THE SPECIFIED STOCKHOLDERS

In order to induce NFP to enter into this Agreement, the Specified Stockholders hereby, jointly and severally, further represent and warrant to NFP that the statements contained in this Article IV are true, correct and complete.

4.1 Ownership of Stock. All issued and outstanding shares of the Company Stock owned by the Specified Stockholders are owned beneficially and of record by such Specified Stockholders as set forth next to such Specified Stockholder’s name on Exhibit A hereto and such Specified Stockholders hold such shares free and clear of all liens, claims, charges, pledges, security interests, options or other encumbrances, or agreements or commitments of any type relating to the issuance, sale or transfer of such shares, except as may result from acts of NFP. The Merger will not give rise to any preemptive or similar rights on behalf of any person under any provision of any Contract to which any of the Specified Stockholders is party or by which any property of the Specified Stockholders is bound. Except as set forth in Section 4.1 of the Company Disclosure Schedule, none of the shares of Company Stock owned by the Specified Stockholders have been acquired or obtained by the Specified Stockholders from any individual or entity (other than the Company or another holder of capital stock of the Company) during the past two years.

4.2 Power and Authority. The execution and delivery of this Agreement, the Transmittal Documents, the Management Agreement, the Administrative Service Agreement and any other agreement or document executed in connection herewith or therewith and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Specified Stockholders, to the extent party thereto, if such Specified Stockholder is not an individual, and, to the extent applicable, the execution and delivery of the Management Agreement and the consummation of the transactions contemplated thereby have been duly authorized by the Management Company with which such Specified Stockholder is affiliated. This Agreement has been duly executed and delivered by the Specified Stockholders and, assuming the due authorization, execution and delivery of the other parties hereto, constitutes the legal, valid and binding obligation of the Specified Stockholders, enforceable against them in accordance with its terms, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. To the extent the Specified Stockholders or an affiliated Management Company is a party to the Transmittal Documents and/or the Management Agreement, upon the execution and delivery thereof, such agreements will, assuming the due authorization, execution and delivery of the other parties hereto, constitute the legal, valid and binding obligation of the Specified Stockholders and the Management Company, as the case may be, enforceable against them in accordance with their respective terms, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

4.3 Investor Status. Each Specified Stockholder, to the extent such Specified Stockholder receives NFP Common Stock as a result of the transactions contemplated herein:

(a) is an “accredited investor” as such term is defined in Rule 501(a) promulgated under the Securities Act and has such knowledge and experience in financial and business matters that he/she is capable of evaluating the merits and risks of his/her investment in NFP Common Stock or the Specified Stockholder (either alone or with a purchaser representative) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the Specified Stockholder’s investment in the shares of NFP Common Stock;

(b) acknowledges that his/her financial situation is such that (i) the Specified Stockholder can afford to bear the economic risk of holding the shares of NFP Common Stock for an indefinite period of time, (ii) the Specified Stockholder can afford to suffer complete loss of his investment in the shares of NFP Common Stock, and (iii) the Specified Stockholder understands and has taken cognizance of all the risk factors related to purchase of the shares of NFP Common Stock;

(c) is receiving NFP Common Stock pursuant to this Agreement not with a view toward or for resale in connection with any distribution thereof, or with any intention of distributing or selling NFP Common Stock in violation of the Securities Act. The Specified Stockholder will not sell, offer to sell, otherwise transfer or conduct any hedging transactions involving NFP Common Stock in violation of the Securities Act. The Specified Stockholder will provide to any person acquiring or receiving any shares of NFP Common Stock from him/her, which at the time are “restricted securities, “ a notice advising such acquirer that resales of such shares are restricted as stated herein;

(d) acknowledges that he/she and his/her representatives have been provided an opportunity to examine all documents and ask questions of, and has received answers thereto from, NFP and its representatives regarding the business, management, and financial affairs of NFP and its subsidiaries; and

(e) understands that (i) the NFP Common Stock to be received pursuant to this Agreement has not been registered under the Securities Act, by reason of its issuance in a transaction exempt from the registration requirements of the Securities Act, (ii) the NFP Common Stock to be received pursuant to this Agreement must be held indefinitely unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration, (iii) the certificates representing such shares of NFP Common Stock shall bear a legend to such effect, (iv) NFP will make a notation on its transfer books to such effect and (v) on any proposed sale or other disposition of the NFP Common Stock to be received pursuant to this Agreement, the Specified Stockholders will be required to furnish to NFP such certification, legal opinion and/or other information that NFP may reasonably require to confirm that the proposed sale or disposition complies with the restrictions described in this Section 4.3.

4.4 Consent to Transactions. Each Specified Stockholder has delivered written consent in favor of this Agreement and the transactions contemplated herein, including the Merger, in its capacity as a holder of Company Preferred Stock and/or Company Common Stock.

ARTICLE V

COVENANTS OF THE PARTIES

The parties hereto agree as follows with respect to the period from and after the execution of this Agreement.

5.1 Mutual Covenants.

(a) General. Each of the parties shall use its reasonable efforts to take all actions and to do all things necessary, proper or advisable under Applicable Laws to consummate the Merger and the other transactions contemplated hereby (including, without limitation, using its reasonable efforts to cause the conditions set forth in Article VI hereof for which they are responsible to be satisfied as soon as reasonably practicable and to prepare, execute and deliver such further instruments and take or cause to be taken such other and further action as any other party hereto shall reasonably request).

(b) Other Governmental Matters. Each of the parties shall use its reasonable best efforts to cooperate with the preparation of, and take any additional action that may be necessary, proper or advisable in connection with any other notices to, filings with, and authorizations, consents and approvals of any Governmental Authority that it may be and required to give, make or obtain, including, without limitation, in connection with the HSR Act.

(c) Company Required Consents. The Company shall use its reasonable best efforts to obtain the Company Required Consents.

(d) Public Announcements. Unless otherwise required by applicable law or regulation or, with respect to NFP, the rules and regulations of any stock exchange upon which any NFP securities are listed (and in that event only if time does not permit), at all times prior to the earlier of the Closing Date or termination of this Agreement pursuant to Section 7.1 hereof (i) NFP shall consult with and consider the comments of the Company and (ii) the Company shall consult with and consider the comments of NFP, in each case, before issuing any press release or statement or communication with respect to the transactions contemplated by this Agreement and shall not issue any such press release prior to such consultation. It being understood, however, that NFP may disclose any information concerning the transactions contemplated by this Agreement which NFP deems appropriate, in its reasonable good faith judgment, in light of its status as a publicly owned company, including to securities analysts and institutional investors and in press interviews.

(e) Notification of Certain Matters. (i) The Company and each Stockholder shall give prompt notice to NFP of (x) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would reasonably be expected to cause any representation or warranty of the Company or such Stockholder, as the case may be, contained in this Agreement to be untrue or inaccurate at the Closing Date such that any condition to the obligations of NFP to effect the Merger and the other transactions contemplated by this Agreement would fail to be satisfied; and (y) any failure of the Company or such Stockholder, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, and which failure would reasonably be expected to result in any condition to the obligations of NFP to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied.

(ii) NFP shall give prompt notice to the Company of (x) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would reasonably be expected to cause any representation or warranty contained in this Agreement to be untrue or inaccurate at or prior to the Closing Date such that any condition to the obligations of the Company and the Stockholders to effect the Merger and the other transactions contemplated by this Agreement would fail to be satisfied; and (y) any failure of NFP to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder and which failure would reasonably be expected to result in any condition to the obligations of the Company and the Stockholders to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied.

(iii) The delivery of any notice pursuant to this Section 5.1(e) shall not limit or otherwise affect the remedies available hereunder to any party hereto. No disclosure pursuant to this Section 5.1(e) shall be deemed to amend or supplement the Company Disclosure Schedule or cure any misrepresentation, breach of warranty or breach of covenant by any party hereto.

5.2 Covenants of the Company and the Specified Stockholders.

(a) Access. From and after the date hereof until the Closing Date (or the earlier termination of this Agreement) and at all times during the Management Term (as defined in the Management Agreement), the Company shall and shall cause its subsidiaries to, and, to the extent applicable, shall cause the respective Management Companies to, permit NFP’s counsel, accountants and other representatives to have access at all reasonable times to the premises, properties, books, records, contracts, tax records, documents, customers and employees of the Company and its subsidiaries. None of the Company, any of its subsidiaries, any Specified

Stockholder or any Management Company shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any law, rule or regulation applicable to the institution or individual in possession or control of such information. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Each of NFP and Subcorp will hold and treat, and will cause its directors, officers, employees, auditors and other authorized representatives to hold and treat, in confidence all documents and information concerning the Company and its subsidiaries furnished to NFP or Subcorp in connection with the transactions contemplated by this Agreement in accordance with the Mutual Non-Disclosure Agreement, dated December 9, 2003, between the Company and NFP (the “Confidentiality Agreement”), which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

(b) Conduct of the Company’s Operations. During the period from the date hereof until the Closing Date (or the earlier termination of this Agreement), the Company shall, and shall cause its subsidiaries and divisions to, and the Principals shall (to the extent any such Principal controls the Company or any of the Company’s subsidiaries) conduct operations in the ordinary course except as expressly contemplated by this Agreement and the Company shall, and shall cause its subsidiaries to, use reasonable best efforts to maintain and preserve its business organization and to retain the services of its principals, officers and employees and maintain relationships with customers and other third parties to the end that its goodwill and ongoing business shall not be impaired. Without limiting the generality of the foregoing, during the period from the date hereof to the Closing Date (or the earlier termination of this Agreement), the Company shall not, and shall not permit its subsidiaries or divisions to, in each case, except as otherwise expressly contemplated by this Agreement or listed on Section 5.2(b) of the Company Disclosure Schedule, without the prior written consent of NFP:

(i) do or effect any of the following actions with respect to its securities: (A) adjust, split, combine or reclassify its capital stock, (B) make, declare or pay any dividend or distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock or any other securities, (C) grant any person any right or option to acquire any shares of its capital stock or any other securities or any registration or similar rights with respect to any of its capital stock or other securities, (D) issue, deliver or sell or agree to issue, deliver or sell any additional shares of its capital stock or any other securities or obligations convertible into or exchangeable or exercisable for any shares of its capital stock or such securities (except pursuant to the exercise of the Company Options that are outstanding as of the date hereof) or (E) enter into any agreement, understanding or arrangement with respect to the sale, voting, repurchase or redemption of its capital stock or any other securities;

(ii) sell, transfer, pledge, mortgage, encumber or otherwise dispose of any of its property or assets except in the ordinary course of business consistent with past practice;

(iii) make or propose any changes in its certificate of incorporation or by-laws (or similar organization documents);

(iv) merge or consolidate with any other person or acquire a material amount of assets or capital stock of any other person or enter into any confidentiality agreement with any person with respect to any such transaction;

(v) incur, create, assume or otherwise become liable for any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other individual, corporation or other entity, except for the endorsement of negotiable instruments for collection in the ordinary course of business consistent with past practice;

(vi) create any subsidiaries;

(vii) except in the ordinary course of business consistent with past practice, enter into, modify or amend any employment, severance, termination or similar agreements or arrangements with, or grant any bonuses, salary increases, severance or termination pay to or adopt, enter into or modify any employee benefit or similar plan with respect to, any officer, director, consultant or employee, or otherwise increase the compensation or benefits provided to any officer, director, consultant or employee, except as may be required by Applicable Law or a binding written contract in effect on the date hereof (and that has been previously disclosed to NFP);

(viii) enter into, modify or amend any Affiliate Agreement or Affiliate Arrangement;

(ix) except in the ordinary course of business consistent with past practice, change its method of doing business, change any method or principle of accounting for Tax or non-Tax purposes in any manner, make any Tax election or settle or compromise any Tax liability or file any amended Tax Return;

(x) settle any Actions, whether now pending or hereafter made or brought, involving an amount in excess of $25,000;

(xi) modify, amend or terminate, or waive, release or assign any material rights or claims with respect to, any Contract set forth in Schedule 3.14 or enter into any Contract that would have been required to be disclosed in Schedule 3.14 if entered into prior to the date hereof;

(xii) waive any rights with a value in excess of $30,000;

(xiii) except as set forth in Section 5.2(b) of the Company Disclosure Schedule, incur or commit to any capital expenditures, obligations or liabilities in respect thereof which in the aggregate exceeds or would exceed $30,000;

(xiv) take any action to exempt or make inapplicable under any state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares, any person (other than NFP or its subsidiaries) or any action taken thereby, which person or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom;

(xv) violate or fail to perform any material obligation or duty imposed upon it by any applicable law;

(xvi) make any changes in its sales or marketing practices or procedures other than in the ordinary course consistent with past practice;

(xvii) make any loan, advance (other than loans or advances in the ordinary course of business consistent with past practice) or capital contributions to, or investments in, any other person;

(xviii) (A) declare, set aside or pay any dividend or other distribution in respect of the Company Stock or other equity interests of the Company or any of its subsidiaries, except that the Company shall be entitled to distribute its settlement accounts to the Preferred Holders (B) make loans to any of the affiliates, stockholders or employees of the Company or any of its subsidiaries or (C) directly or indirectly redeem, purchase or otherwise acquire any such Company Stock or other equity interests;

(xix) distribute or disburse the retail settlement proceeds, whether such proceeds are represented by cash or a note;

(xx) request or require any person to accelerate the payment of the accounts receivable of the Company or its subsidiaries except in the ordinary course of business, or factor any accounts receivable of the Company or any of its subsidiaries;

(xxi) defer the payment of the accounts payable of the Company or any of its subsidiaries beyond their current payment practices in the ordinary course of business consistent with past practice; or

(xxii) agree in writing or otherwise commit to take or grant permission to take any of the foregoing actions.

(c) No Solicitation. From the date of this Agreement through the Closing, the Company and its subsidiaries and the Specified Stockholders agree that they shall not, and shall not authorize or permit any of their respective directors, officers, principals, employees, agents or representatives to, directly or indirectly, and solicit, initiate, or knowingly encourage or facilitate, or furnish or disclose information in furtherance of, any inquiries or the making of any proposal with respect to, any recapitalization, merger, exchange, consolidation or other business combination involving the Company or its subsidiaries, or acquisition of any capital stock or any material portion of the assets of the Company or its subsidiaries (or the Business), or any combination of the foregoing (a “Competing Transaction”), or negotiate, explore or otherwise engage in discussions with any person (other than NFP, Subcorp or their respective directors, officers, employees, agents and representatives) with respect to any Competing Transaction or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement. From and after the execution of this Agreement, the Company shall immediately advise NFP in writing of the receipt, directly or indirectly, of any inquiries or proposals relating to a Competing Transaction and promptly furnish to NFP a copy of any such proposal and the name of the proposing party in addition to any information provided to or by any third party relating thereto. The Company, the Company’s subsidiaries, the Stockholders, and any of their respective representatives shall immediately cease and cause to be terminated any contracts or negotiations with any person relating to a Competing Transaction.

(d) Information Statement; Transmittal Documents. The Company shall, as soon as practicable following the date hereof, prepare (with the assistance of NFP) and deliver (together with the Transmittal Documents applicable to such Holders) to the Holders, other than the Specified Stockholders, an information statement setting forth in reasonable detail a description of this Agreement and the transactions contemplated hereby (which shall be in a form reasonably satisfactory to NFP except for any portion containing information about NFP or from NFP, in which case shall be subject to the unconditional approval of NFP) and such other matters as shall be necessary or advisable to satisfy the requirements of Section 228 of the DGCL and to enable such Holders to determine whether to execute the Transmittal Documents submitted to them (such document, the “Information Statement”). NFP shall, upon the reasonable request of the Company, furnish the Company, for inclusion in the Information Statement, with all publicly available information concerning itself and its subsidiaries, as applicable, and any other matters necessary or advisable in connection with the preparation of the Information Statement. The Information Statement shall be delivered by the Company to such Holders at least twenty (20) days prior to the anticipated Closing Date. Without limiting the foregoing, the Information Statement shall include a notice, pursuant to Sections 228 and 262 of the DGCL, to those Stockholders who did not by written consent vote on this Agreement that the required stockholder approval to adopt this Agreement has been obtained. Following the delivery of the Information Statement and applicable Transmittal Documents, the Company shall, with such reasonable cooperation and assistance of NFP as the company may reasonably request, use its reasonable best efforts to obtain and cause to be delivered to the Exchange Agent, as promptly as practicable following such date, duly executed Transmittal Documents from each holder of Company Common Stock that has not acted by written consent to adopt this Agreement and duly executed Transmittal Documents contemplated by Article I hereof from each other Holder. NFP and the Company shall, as promptly as practicable following the date hereof, obtain a purchaser representative (as such term is defined in Rule 501 promulgated under the Securities Act) (the “Purchaser Representative”) to act on behalf of the Stockholders.

(e) Transfer and Voting of the Company Common Stock and Company Preferred Stock. Each Specified Stockholder agrees that between the date hereof and the Closing Date, such Specified Stockholder shall not (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any shares of Company Stock owned by such Specified Stockholder or any interest therein or (ii) grant any proxies, deposit the shares of the Company Stock owned by such Specified Stockholders into a voting trust or enter into a voting agreement with respect to the shares of such Company Stock or any interest therein (other than pursuant to the Lock-Up Agreements).

(f) Cancellation of Indebtedness. Pursuant to Section 1.7 hereof, the Company shall take all such actions that are advisable and reasonably necessary in order to pay the Lee Note as of the Effective Time, such that immediately following the Effective Time such indebtedness shall be repaid in full and cancelled, including without limitation, if necessary, appropriate amendments and/or waivers from the applicable purchase agreement and the Lee Note or similar instruments, in order to effect such repayment and cancellation. In connection with the foregoing and with respect to any liens, encumbrances and rights of any kind on any of the assets or property of the Company and its subsidiaries, the Company shall negotiate and enter into appropriate agreements to release, as of the Closing, any lien, encumbrances or rights of any kind including those created by, or otherwise in connection with, the Lee Note (collectively, the “Release of Encumbrances”).

5.3 Additional Agreements.

(a) Certain Tax Matters.

(i) NFP, the Company and its subsidiaries shall reasonably cooperate in all matters relating to Taxes. The Company shall deliver to NFP such information and data concerning the Company and its subsidiaries as NFP may reasonably request in order to enable NFP, the Company, its subsidiaries, or any of their respective affiliates to complete and file any Tax Return which they may be required to file, respond to audits by any taxing authorities or participate in any other Tax proceeding and shall deliver to NFP any Tax Returns of the Company and its subsidiaries as NFP may reasonably request.

(ii) NFP, the Company and its subsidiaries shall timely prepare and file any Tax Return as may be required by law, for taxable periods beginning on or before the Closing Date, and ending after the Closing Date or for taxable periods ending on or before the Closing Date that are due after the Closing Date, shall prepare such tax returns in a manner consistent with past practice (unless otherwise required by law) and shall make available to the Specified Stockholders drafts of all such Tax Returns no later than twenty (20) days prior to the due date of such Tax Return. The Specified Stockholders shall have the right, within ten (10) days after the date of receipt of any such Tax Return, to request in writing any reasonable changes to such Tax Return. The Specified Stockholders and NFP agree to use best efforts in resolving any issue arising as a result of the review of such Tax Return as promptly as possible.

(iii) The Specified Stockholders shall be entitled to any refunds of Taxes, net of any Taxes imposed on any refund amount, attributable to any taxable period (or portion thereof) ending on or before the Closing Date; provided, that any filing giving rise to such refund is received by the appropriate taxing authority, prior to the termination of the representations and warranties in this Agreement as provided for in Section 10.1.

(b) Release. Except for indemnification claims brought pursuant to and in accordance with Section 5.6 or Article VIII hereof, as of the Closing, (i) the Specified Stockholders, on behalf of themselves and any entity controlled by them and their respective successors, assigns, and heirs, hereby agree to release, remise and discharge absolutely and forever, the Company and NFP and each of their respective subsidiaries (and their respective officers, directors, principals, and employees, acting in their capacity as such), and each of such parties’ successors and assigns of and from any and all manners of action or actions, cause or causes of action, suits, liabilities, claims, demands, damages, losses, costs or expenses of any nature whatsoever, known or unknown, fixed or contingent, relating to or arising out of the operation or conduct of any businesses, assets (including activities performed thereat), or operations managed or operated by, or operationally related to directly or indirectly, the Business, that shall have accrued theretofore based on any circumstances or state of facts existing or arising on or prior to the Closing Date; and (ii) NFP, on behalf of itself and any entity controlled by it and their respective successors, assigns, and heirs, hereby agrees to release, remise and discharge absolutely and forever, each of the Specified Stockholders (and their respective officers, directors, principals, and employees, acting in their capacity as such), and each of such parties’ successors and assigns, of and from any and all manners of action or actions, cause or causes of action, suits, liabilities, claims, demands, damages, losses, costs or expenses of any nature whatsoever, known or unknown, fixed or contingent, relating to or arising out of the ownership by such Specified Stockholder of its Company Stock or its operation or conduct of any businesses, assets (including activities performed thereat), or operations managed or operated by, or operationally related to directly or indirectly, the Specified Stockholders, that shall have accrued theretofore based on any circumstances or state of facts existing or arising on or prior to the Closing Date.

(c) Filings with Governmental Authorities. Each of NFP, the Company and each Specified Stockholder agrees to provide to the other parties hereto any reports, forms, statements, certificates or other documents or information that any party hereto may reasonably request in connection with any filing to be made by such party with the Securities and Exchange Commission or any other Governmental Authority, as applicable.

(d) Agreements. Prior to the earlier of the Closing Date or the Termination of this Agreement, the Specified Stockholders, to the extent party thereto, shall not withdraw, terminate or seek to withdraw or terminate the executed Management Agreement, Lock-Up

Agreements and Administrative Services Agreement. Each Specified Stockholder, to the extent applicable, acknowledges that the Management Agreement, Lock-Up Agreements and the Administrative Services Agreement heretofore delivered constitute valid and binding obligations of such Specified Stockholders and that such agreements shall become effective upon the Closing with no further action required by such Specified Stockholders; provided, that, the Specified Stockholders and the Company hereby acknowledge that in the event the Closing does not occur and this Agreement is terminated, such Management Agreement, Lock-Up Agreements and Administrative Service Agreement shall terminate and be of no further effect.

5.4 Employment Matters.

(a) From and after the Effective Time, NFP will, or will cause the Company or any successor thereof to, honor in accordance with its terms, each existing employment or severance plan, policy or agreement, all of which are identified in Section 5.4 of the Company Disclosure Schedule of or between the Company and any company employee (a “Company Employee”), and in no event shall any Company Employee whose employment is terminated by the Company in the first year after the Effective Time other than for cause (as defined in the Company’s severance plan and set forth on Schedule 5.4 of the Company Disclosure Schedule) be entitled to and receive cash severance payments that are less than what such employee would have been entitled to receive immediately prior to the Effective Time under the severance plan set forth on Schedule 5.4.

(b) The Company shall use its best efforts, prior to the Effective Time, to terminate the severance agreement between the Company and Richard Keidan.

5.5 Noncompetition, Nonsolicitation, Non Disclosure Covenants.

(a) Non Competition Covenant. Each of the Principals, for a time period which ends the later of: (i) three years following the Closing Date, or (ii) three years following the termination of the Management Term (as defined in the Management Agreement) (or if such Principal shall become a Former Principal (as defined in the Management Agreements), for a time period which ends the later of: (A) three years following the date such individual became a Former Principal, or (B) the end of the Initial Management Term) (the “Initial Restrictive Period”), such Principal shall not, except as contemplated by the Management Agreement, engage in or become employed in any capacity by, or become an officer, employee, director, agent, consultant, contractor, shareholder, member or partner of or lender to, or otherwise hold an interest in, any limited liability company, partnership, corporation or other entity that, to the best of such Principal’s knowledge after reasonable inquiry, competes with or engages in, anywhere in the United States, any NFP Insurance and Financial Services business, except for the ownership in the aggregate by such Principal of less than 5% of the stock or other equity interests of a publicly traded firm or corporation. Each Principal further agrees that during the Initial Restrictive Period, it will use its best efforts to prevent any member, principal or manager of its respective Management Company from engaging in any activity that the Principals would be prohibited from engaging in pursuant to the immediately preceding sentence. Each Principal agrees that this covenant is reasonable with respect to its duration, geographic area and scope. However, if, at the time of enforcement of this Section 5.5(a), a court holds that the restrictions stated herein are unreasonable under the circumstances then existing, the parties hereto agree that the maximum period, scope or geographic area legally permissible under such circumstances will be substituted for the period, scope or geographic area stated herein. “NFP Insurance and Financial Services” shall mean any financial, insurance, securities, solicitor/referral, investment advisory or consulting or other advisory activities that result, directly or indirectly, in the payment of commissions or fees or other cash or non-cash remuneration of any kind relating to: (a) commodities and futures, and securities (as defined in Section 2(a) of the Securities Act); (b) insurance products, including, without limitation, fixed and variable life policies, group and voluntary benefit policies, fixed and variable annuities and property and casualty policies; (c) retirement plans, qualified and non-qualified; (d) tax and financial planning; (e) viatical and life settlement activities; (f) banking advisory activities; and (g) asset management programs, wrap programs, other programs involving assets under management, mutual funds, unit investment trusts, limited partnership and any investment advisory programs, including, without limitation, the operation and/or formation and ownership of an investment company, investment management company, hedge fund or fund of funds.

(b) No Hiring of Employees. Each Principal agrees that, except as contemplated by the Management Agreement, for a period of five years following the termination of the Management Term (or if such Principal shall become a Former Principal, for a time period which ends five years following the date such individual became a Former Principal) (the “Restrictive Period”), it shall not, directly or indirectly, on its own behalf or on behalf of any other person, solicit, or attempt to solicit, or hire, any employee, agent or contractor of NFP, the Company or any other subsidiary of NFP, known by such Principal to be such after reasonable inquiry, to leave the employ of or cease doing business with NFP, the Company, or any other subsidiary of NFP, for any reason whatsoever. Each Principal further agrees that it will use its best efforts to prevent any member, principal or manager of the Management Company from engaging in any activity which such Principal is prohibited from engaging in pursuant to the immediately preceding sentence. Each Principal further agrees that this covenant is reasonable with respect to its duration and scope. However, if, at the time of enforcement of this Section 5.5(b), a court holds that the restrictions stated herein are unreasonable under the circumstances then existing, the parties hereto agree that the maximum period or scope legally permissible under such circumstances will be substituted for the period or scope stated herein.

(c) No Solicitation of Customers. Each Principal agrees that, except as contemplated by the Management Agreement, during the Restrictive Period they shall not, directly or indirectly, on its own behalf or on behalf of any other person (i) engage in any business transaction or relationship in the NFP Insurance and Financial Services business, with a customer or client of NFP, the Company or any other subsidiary of NFP or perform any services for or provide any products to such a customer or client, (ii) solicit (or accept) the business of any person that is a customer or client of NFP, the Company or any other subsidiary of NFP, (iii) interfere with or induce any customer or client of NFP, the Company or any other subsidiary of NFP to discontinue any business relationship with NFP, the Company or any other subsidiary of NFP or to refrain from entering into a business relationship or transaction with NFP, the Company or any other subsidiary of NFP, or (iv) fail to advise any customer or client of NFP, the Company or any other subsidiary of NFP, who contacts such Company principal, they cannot provide insurance or financial services or products to such customer or client. Each Principal agrees that in the event during the Restrictive Period any of them is employed or otherwise engaged by a competitor of NFP, the Company or any other subsidiary of NFP, they will use their best efforts to prevent any person, who, directly or indirectly, reports to them, from engaging in any of the activities which such Principal is prohibited from engaging pursuant to the immediately preceding sentence. Each Principal further agrees that during the Restrictive Period they will use their best efforts to cause each member, principal and manager of the Management Company to comply with the terms of this Section 5.5(c) as if such member, principal or manager were a party to this Agreement and expressly bound by the provisions of this Section 5.5(c). Each Principal agrees that this covenant is reasonable with respect to its duration and scope. However, if, at the time of enforcement of this Section 5.5 (c), a court holds that the restrictions stated herein are unreasonable under the circumstances then existing, the parties hereto agree that the maximum period or scope legally permissible under such circumstances will be substituted for the period or scope stated herein.

(d) Disclosure of Confidential Information. Except to the extent (i) authorized by the express prior consent of the Board of Directors of NFP, or (ii) required by applicable law or any legal process or (iii) reasonably believed by the Company or the Principals or Specified Stockholders who are current members of the Company’s management (the “Management Stockholders”) to be desirable and appropriate in performing their obligations under this Agreement, neither the Company, the Principals nor the Management Stockholders will, directly or indirectly, at any time prior to or, with respect to the Principals and Management Stockholders, after the Closing, use or exploit, or disseminate, disclose, or divulge to any person, Confidential Information of the Company or any of its subsidiaries. All computer software, business cards, telephone lists, client lists, prospective client lists, price lists, contract forms, catalogs, books, records, files and know how of the Company are acknowledged to be the property of the Company and shall not be duplicated, removed (except temporarily in the ordinary course of business of the Company) from the Company’s possession or premises or made use of other than in pursuit of the Company’s business or as may otherwise be required by law or any legal process, or as is necessary in connection with any adversarial proceeding against the Company and, at the Closing the Principals and the Management Stockholders shall deliver to the Company, without further demands, all copies thereof which are then in the possession or under the control of the Principals and the Management Stockholders. As used herein, the term “Confidential Information” shall mean any and all information about the Company or any of its subsidiaries or the Business or relating to the trade secrets of the Company or any of its subsidiaries or the Business, in each case whether or not disclosed to the Principals or the Management Stockholders or whether or not known by the Principals or the Management Stockholders as a consequence of or through their relationship with the Company, if such information is not publicly available (other than through a breach by the Principals or the Management Stockholders of this Section 5.5(d)). The Principals and the Management Stockholders acknowledge and agree that the term Confidential Information includes, without limitation, all information regarding the following: products, services, customer and lead lists (including, without limitation, names, addresses and telephone numbers), purchasing criteria and habits of customers and clients of the Company, business plans, methods and procedures, accounting data, contract forms, commission structures, business and financial models, files and accounting and financial data of the Company. The

Company, the Principals and the Management Stockholders further agree to cause their respective members and managers, as applicable, to comply with the provisions of this Section 5.5(d) as if they were parties to this Agreement and expressly bound by the provisions of this Section.

(e) Standstill Period Termination. Upon the Closing, the Standstill Period (as such term is defined in (i) the Mutual Non-Disclosure Agreement by and between NFP and the Company and (ii) the Non-Disclosure Agreement by and between NFP and such Holders (to the extent party thereto) shall terminate; provided that, nothing contained in this Section 5.5 shall be deemed to release any Holder, to the extent party thereto, from the provisions of the Lock-Up Agreements.)

5.6 Directors’ and Officers’ Indemnification and Insurance.

(a) From the Effective Time through the expiration of the directors’ and officers’ liability policy referred to in Section 5.6(b) below, NFP shall, or shall cause the Surviving Corporation to, indemnify and hold harmless each present (as of the Effective Time) and former officer or director of the Company and its subsidiaries (the “Section 5.6 Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including, without limitation, attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that the Section 5.6 Indemnified Party is or was an officer or director of the Company or any of its subsidiaries or was, prior to the Effective Time serving at the request of any such party as a director, officer, employee, fiduciary or agent of another corporation, partnership, trust or other enterprise and (ii) matters existing or occurring at or prior to the Effective Time (including, without limitation, this Agreement and the transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law. Each Section 5.6 Indemnified Party will be entitled to advancement of expenses incurred in the defense of any claim, action, suit, proceeding or investigation from NFP or the Surviving Corporation within ten business days of receipt by NFP from the Indemnified Party of a request therefor; provided that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b) Subject to the second and third sentences of this Section 5.6(b), NFP shall, or shall cause the Surviving Corporation to maintain, at no expense to the beneficiaries, in effect for six years from the Effective Time the current policies of the directors’ and officers’ liability insurance maintained by the Company (provided that NFP or the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less advantageous to any beneficiary thereof) with respect to matters existing or occurring at or prior to the Effective Time; provided, however, that to the extent cost of such coverage is in excess of 200% of the Company’s current annual premium, NFP shall pay 200% of such current annual premium and the Company shall pay such excess amount prior to the Closing Date. In connection with the foregoing, the Company shall take such actions and pay such amounts to continue the Company’s directors’ and officers’ liability insurance policy (or obtain a replacement thereof) prior to the Closing for such six-year period; it being understood that any amounts incurred or owed in the future with respect to such policy in excess of 200% of the current annual premium shall, to the exent not paid prior to Closing, be deemed for the purposes of Section 1.13 a Current Liability to be calculated in the determination of working capital for the purposes of Section 1.13. In the event that the Company is unable to continue such directors’ and officers’ liability coverage (or obtain a replacement thereof), NFP’s and the Surviving Corporation’s only obligations with respect to this Section 5.6(b), shall be to maintain the current directors’ and officers’ liability policy (or obtain a replacement thereof) for three years from the Effective Time at a cost of no more than 200% of the current annual premium.

(c) This covenant is intended to be for the benefit of, and shall be enforceable by, each of the Section 5.6 Indemnified Parties and their respective heirs and legal representatives. The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to law, contract or otherwise.

(d) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall succeed to the obligations set forth in this Section 5.6.

ARTICLE VI

CONDITIONS

6.1 Conditions to Obligations of the Company and Specified Stockholders. The obligation of the Company and the Specified Stockholders to consummate the transactions contemplated hereby shall be subject to the fulfillment of the following conditions unless waived by the Company and the Preferred Holders:

(a) The representations and warranties of NFP and Subcorp set forth in Article II shall be true and correct as of the date of this Agreement and as at the Closing Date as though such representations and warranties were made at and as of the Closing Date (except to the extent that such representations and warranties are made as of a specified date, in which case such representations and warranties shall be so true and correct as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” qualifiers set forth therein), individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on NFP or the Surviving Corporation; provided, that, notwithstanding the foregoing, the representations and warranties set forth in Sections 2.1(a), 2.2, 2.3 and 2.5 hereof shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (or such earlier referenced date).

(b) NFP shall have performed in all material respects each obligation and agreement and shall have complied in all material respects with each covenant to be performed and complied with by it hereunder at or prior to the Closing Date.

(c) NFP shall have furnished the Company and the Representatives with a certificate dated the Closing Date signed on its behalf by the Chairman, President or any Vice President to the effect that the conditions set forth in Sections 6.1(a) and Section 6.1(b) have been satisfied.

(d) There shall be no preliminary or permanent injunction, restraining order or decree of any nature or any statute, rule or regulation that is in effect that restrains or prohibits or imposes substantial penalties or damages on the Specified Stockholders with respect to (or any other materially adverse relief or remedy in connection with) the consummation of the transactions contemplated hereby or by the Management Agreement or the Lock-Up Agreements or the performance of the material obligations of the Company or the Specified Stockholders under this Agreement, the Management Agreement, to the extent party thereto, or the Lock-Up Agreements, and there shall be no Action pending or threatened seeking such relief.

(e) The Representatives (on behalf of the Holders) shall have received the counterpart of the Escrow Agreement duly executed by NFP.

(f) All corporate proceedings of NFP that are required in connection with the transactions contemplated by this Agreement shall have been obtained and the Company and its counsel shall have received such evidence of such corporate proceedings, certified if requested, as may be reasonably requested and is customary in transactions such as the Merger.

6.2 Conditions to Obligations of NFP. The obligations of NFP and Subcorp to consummate the transactions contemplated hereby shall be subject to the fulfillment of the following conditions unless waived by NFP:

(a) The representations and warranties of the Company and the Specified Stockholders set forth in Article III and Article IV shall be true and correct as of the date of this Agreement and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except to the extent that such representations and warranties are made as of a specified date, in which case such representations and warranties shall be so true and correct as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” qualifiers set forth therein), individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company; provided, that, notwithstanding the foregoing, the representations and warranties set forth in Sections 3.1(a), 3.2, 3.3, 3.4, 3.6(a)(ii), 4.1, 4.2 and 4.4 hereof shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (or such earlier referenced date).

(b) The Company and the Specified Stockholders shall have performed in all material respects each obligation and agreement and shall have complied in all material respects with each covenant to be performed and complied with by it hereunder at or prior to the Closing Date.

(c) The Company and each Specified Stockholders shall have furnished NFP with a certificate dated the Closing Date to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) (to the extent relating to the Company, in the case of the certificate provided by the Company, and to the extent related to such Specified Stockholder, in the case of the certificate provided by a Specified Stockholder) have been satisfied.

(d) The Company shall deliver evidence in form and substance satisfactory to NFP of the repayment of all amounts outstanding under the Lee Note, including, without limitation, such Lee Note accompanied with a duly executed form of termination.

(e) The Company shall deliver evidence in form and substance reasonably satisfactory to NFP that the Release of Encumbrances shall occur at or prior to the Closing Date. To the extent applicable, such evidence shall include the delivery of Uniform Commercial Code financing UCC-3 collateral change statements, discharges or other appropriate termination statements, recordings and other actions NFP deems necessary or advisable.

(f) There shall be no preliminary or permanent injunction, restraining order or decree of any nature or any statute, rule or regulation that is in effect that restrains or prohibits the consummation of the Merger and the other transactions contemplated hereby or by the Management Agreement and there shall be no Action by a Governmental Entity pending or threatened seeking such relief.

(g) NFP shall have received counterparts of the Management Agreement (which has not been withdrawn) duly executed by the Principals, the Company and the Managers (as defined in the Management Agreement), and the Management Agreement shall be in full force and effect.

(h) NFP shall have received counterparts, in each case duly executed and properly completed in accordance with the instructions thereto, of (i) Waivers from Stockholders representing at least 94% of the voting power of the outstanding shares of Company Stock in the aggregate; (ii) Purchaser Questionnaires from Stockholders representing at least 80% of the outstanding shares of Company Common Stock; and (iii) Lock-Up Agreements from Stockholders representing not less than 80% of the outstanding shares of Company Common Stock.

(i) NFP shall have received a counterpart of the Escrow Agreement duly executed by the Representatives on behalf of the Holders.

(j) NFP shall have received a counterpart of the Administrative Services Agreement (attached as Exhibit C to the Management Agreement) duly executed by the Company and each Principal.

(k) The Company shall have delivered to NFP a certificate, duly executed on behalf of the Company, dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under Treasury Regulations issued pursuant to Code § 897 stating that the Company is not a “U.S. real property holding company” as defined in Code § 897.

(l) Each of the Principals shall have provided written notice in form and substance reasonably satisfactory to NFP to their respective broker-dealers, if any, of the transactions contemplated by this Agreement.

(m) The Company shall have delivered evidence reasonably satisfactory to NFP that the Company has paid in full all of the Fees (other than the fees and expenses of UBS).

(n) All Company Required Consents shall have been obtained.

(o) The Company shall have delivered evidence reasonably satisfactory to NFP that the Company has entered into carrier support contracts with the insurance carriers listed on Exhibit K attached hereto on the same or substantially similar terms as those contained in the Company’s current contracts with such carriers.

(p) The Company shall have delivered evidence reasonably satisfactory to NFP that the restructuring of the HBC St. Petersburg office shall have been completed in a manner satisfactory to NFP.

(q) The Company shall have delivered evidence reasonably satisfactory to NFP that the dissolution of Executive Capital Advisors, Inc. shall have been completed in a manner satisfactory to NFP.

ARTICLE VII

TERMINATION

7.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Closing Date:

(a) By mutual written consent of NFP and the Company;

(b) By NFP if the average closing trading price per share of NFP Common Stock, as reported by Dow Jones (or its successor corporation), for the five consecutive Trading Days ending on, and including the Trading Day prior to the Closing Date is below $20.00.

(c) By NFP or the Company if there shall be any law or regulation that permanently prohibits consummation of the Merger or if any judgment, injunction, order or decree of a court or other competent Governmental Authority enjoining NFP or the Company from consummating the Merger shall have been entered and such judgment, injunction, order or decree shall have become final and nonappealable;

(d) By NFP if there has been a breach by the Specified Stockholders or the Company of any representation, warranty, covenant or other agreement which would prevent or materially delay the consummation of the Merger or the other transactions contemplated hereby or by the Management Agreement or the Lock-Up Agreements, and such breach has not been cured, or the Specified Stockholders or the Company, as the case may be, have not commenced reasonable efforts to cure such breach, within 30 days after written notice of such breach is given by NFP;

(e) By the Company if there has been a breach by NFP of any representation, warranty, covenant or other agreement which would prevent or materially delay the consummation of the Merger or the other transactions contemplated hereby or by the Management Agreement or the Lock-Up Agreements, and such breach has not been cured, or NFP has not commenced reasonable efforts to cure such breach, within 30 days after written notice of such breach is given by the Specified Stockholders;

(f) By NFP or the Company if the Effective Time has not occurred on or prior to July 1, 2005; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(f) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Effective Time to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement if such person’s breach of this Agreement has prevented the consummation of the transactions contemplated hereby.

7.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement shall become void and have no further force and effect (other than Section 5.1(d), this Section 7.2 and Article X (but not Section 10.1) without any liability on the part of any party or its directors, officers or stockholders. Notwithstanding the foregoing, nothing in this Section 7.2 shall relieve any party hereto of liability for any willful and material breach of any covenant or agreement or fraudulent misrepresentation of such party contained in this Agreement.

ARTICLE VIII

INDEMNIFICATION

8.1 Indemnification.

(a) Subject to the limitations contained in this Article VIII, the Holders shall jointly and severally, indemnify and hold harmless NFP, its subsidiaries and their affiliates, officers, directors, stockholders, employees and agents (collectively, the “NFP Indemnified Parties”), from and against all losses, costs, claims, damages, liabilities, expenses (including reasonable attorneys’ and accountant’s fees, costs of investigation, costs of suit and costs of appeal), fines and penalties but excluding indirect, consequential, special or punitive, exemplary or any similar type of damages (excepting, in each case, to the extent such damages are awarded in an Action (or settlement thereof) to any third party against an Indemnified Party) and also excluding any damages caused solely as a result of the negligence or intentional misconduct of any NFP Indemnified Party (collectively, “Indemnified Damages”) incurred by any NFP Indemnified Party, directly or indirectly, arising out of or relating to any of the following:

(i) any breach or failure to be true of any representation or warranty contained herein made by the Company or the Specified Stockholders in this Agreement (other than the representations and warranties made by the Company in Section 3.12(f) hereof) as if such representation or warranty was made on or as of the Closing Date (other than representations and warranties made as of a specified date, which need be true and correct only as of the specified date) or the breach or failure by the Company or the Specified Stockholders of any of their respective covenants or agreements contained herein (at or prior to the Closing Date, in the case of any such breach or failure by the Company);

(ii) (A) any Taxes of the Company or its subsidiaries with respect to any taxable period (or portion of a taxable period) ending on or prior to the Closing Date (such Taxes to be computed based on an actual or hypothetical “closing of the books” as of the close of business on the Closing Date) and any Taxes resulting from the transactions contemplated by this Agreement other than transfer Taxes which will be borne by the party with primary legal responsibility for paying such Taxes; provided, however, that the tax indemnification provided under this Section 8.1(a)(ii)(A) shall not cover Tax liabilities resulting from (1) any transaction undertaken by NFP or any of its affiliates on the Closing Date but after the Closing (other than the transactions contemplated hereunder) not in the ordinary course of business or inconsistent with past practice or (2) any action undertaken by NFP or any of its affiliates after the Closing Date (other than the transactions contemplated hereunder), not in the ordinary course or inconsistent with past practice (a “Purchaser Tax Act”) and (B) any matters relating to or arising out of the payment of 2000 Alabama Business Privilege Tax;

(iii) (A) the Formal Letter of Inquiry from the State of Delaware Department of Insurance dated as of November 15, 2004 sent to Highland Brokerage, Highland Insurance Services, Inc. and Consolidated Brokerage Services, Inc. and (B) claims made pursuant to TSEN, et al. v. Crown Life Ins. Co, et al.;

(iv) any non-Tax related liabilities arising from the divestiture and unwinding of the non-Highland brokerage business; and

(v) (A) any Tax-related liabilities arising from the stock valuation methods applied in the divestiture and unwinding of the non-Highland brokerage business and (B) any breach or failure to be true of any representation or warranty made by the Company in Section 3.12(f) hereof as if such representation or warranty was made on or as of the Closing Date.

(b) From and after the Closing, NFP shall indemnify and hold harmless the Holders and their respective affiliates, officers, directors, and stockholders (collectively, the “Company Indemnified Parties”), from and against all Indemnified Damages incurred by any Company Indemnified Party, directly or indirectly, arising out of or relating to any of the following:

(i) any breach or failure to be true of any representation or warranty contained in this Agreement of NFP or Subcorp as if such representation or warranty was made on or as of the Closing Date (other than representations and warranties made as of a specified date, which need be true and correct only as of the specified date) or the breach or failure by NFP or Subcorp of any of their covenants or agreements contained herein (or by the Company or its subsidiaries after the Closing Date), or

(ii) any Taxes of the Company or its subsidiaries incurred in or with respect to any taxable period (or portion of a taxable period) beginning after the Closing Date (other than as set forth in Section 8.1(a)(v) hereof, including any Purchaser Tax Act.

(c) Notwithstanding anything in this Agreement to the contrary, the Company Indemnified Parties shall not be entitled to make a claim for indemnification based on Section 8.1(b) until the Indemnified Damages claimed exceed $200,000 in the aggregate (the “Company Deductible Amount”), in which case the Company Indemnified Parties shall be entitled to recover any Indemnified Damages so identified in excess of such Company Deductible Amount up to $5,000,000.

(d) Notwithstanding anything in this Agreement to the contrary, the NFP Indemnified Parties shall not be entitled to make a claim for indemnification based on (i) Section 8.1(a)(i)-(iv), inclusive, until the Indemnified Damages claimed pursuant to Section 8.1(a)(i)-(iv), inclusive (other than with respect to claims made pursuant to Section 8.1(iii)(B)), which shall not be subject to any deductible), exceed $100,000 (the “NFP Deductible Amount”), in which case the NFP Indemnified Parties shall be entitled to recover any Indemnified Damages so identified in excess of the NFP Deductible Amount and (ii) Section 8.1(a)(v) until the Indemnified Damages claimed pursuant to Section 8.1(a)(v) exceed the NFP Deductible Amount, in which case the NFP Indemnified Parties shall be entitled to recover any Indemnified Damages in excess of the NFP Deductible Amount; provided, however, that in all cases (x) amounts payable in respect of matters indemnifiable pursuant to Section 8.1(a)(i)-(iv), inclusive, shall be payable solely out of the General Escrow and (y) amounts payable in respect of matters indemnifiable pursuant to Section 8.1(a)(v) shall be payable solely out of the Special Tax Escrow, in each case solely up to the then-current value of the funds and/or shares held in the Escrow Account (other than the Retail Settlement Proceeds Escrow Amount which shall be available solely for the purposes described in Section 1.13 and to the extent provided for therein) and allocated to the General Escrow or the Special Tax Escrow, as the case may be. All payments made from any subaccount of the Escrow Account (other than the Retail Settlement Proceeds Escrow Amount which shall be available solely for the purposes described in Section 1.13 and to the extent provided for therein) shall be payable from Escrowed Stock Consideration and Escrowed Cash Consideration on a pro rata basis based on the respective value of such consideration then on deposit therein. For purposes of determining the number of shares of NFP Common Stock to be paid out of the Escrow Account (or any subaccount thereof other than the Retail Settlement Proceeds Escrow Amount which shall be available solely for the purposes described in Section 1.13 and to the extent provided for therein) to satisfy any right of a NFP Indemnified Party to indemnification under this

Article VIII, the value of a share of NFP Common Stock shall equal the average closing trading price, as reported by Dow Jones (or its successor corporation), per share of NFP Common Stock for the twenty (20) consecutive Trading Days ending on, and including, the Trading Day prior to the date of payment. Notwithstanding anything to the contrary herein, none of the NFP Indemnified Parties shall be entitled to indemnification under Section 8.1(a) hereof to the extent, but only to the extent, NFP has otherwise been compensated specifically for such matter by reason of the working capital adjustment provisions of Section 1.13 hereof.

(e) Each NFP Indemnified Party and Company Indemnified Party shall take all reasonable steps to mitigate any Indemnified Damages for which such person may be entitled to indemnification hereunder, including by submitting or causing to be submitted to the applicable insurance carrier any claim eligible for coverage under any insurance policy available to such Indemnitee. The amount of Indemnified Damages shall be reduced by the amount of insurance benefits and proceeds received by the Indemnitee in respect of the Indemnified Damages (net of any deductible amount); provided, however, that if such recovery is subsequently returned to the insurer by reason of a retroactive adjustment or other reimbursement, then the Indemnifying Party, shall repay to the other the amount of such recovery which (i) was netted against the indemnity payment hereunder and (ii) was actually paid by Indemnified Party to the insurer.

(f) After the Closing, except for any non-monetary, equitable relief to which any Indemnitee may be entitled pursuant to the express terms of this Agreement, the rights and remedies set forth in this Article VIII shall constitute the sole and exclusive rights and remedies of the parties hereto following the Closing under or with respect to any breach of a representation and warranty, covenant or other obligation under this agreement.

8.2 Claims for Indemnification.

(a) In the event that any claim or demand for which an indemnifying party (“Indemnifying Party”) would be liable to an indemnified party (“Indemnitee”) hereunder is asserted against or sought to be collected from an Indemnitee by a third party, the Indemnitee shall promptly notify the Indemnifying Party of such claim or demand, specifying the nature of such claim or demand and the amount or the estimated amount thereof to the extent then feasible (which estimate shall not be conclusive of the final amount of such claim and demand) (the “Claim Notice”); provided, that, the failure of any Indemnitee to give such Claim Notice shall not waive any rights of an Indemnitee under this Article VIII, except to the extent that the rights of the Indemnified Party are actually materially prejudiced thereby. The Indemnifying Party shall then have ten (10) Business Days from the personal delivery or mailing of the Claim Notice (the “Notice Period”) to notify the Indemnitee (i) whether or not it disputes its liability to the Indemnitee hereunder with respect to such claim or demand and (ii) notwithstanding any such dispute, whether or not it desires, at its sole cost and expense, to defend the Indemnitee against such claim or demand.

(i) If the Indemnifying Party disputes its liability with respect to such claim or demand or the amount thereof (whether or not the Indemnifying Party desires to defend the Indemnitee against such claim or demand as provided in paragraphs (ii) and (iii) below), such claim or demand shall not be settled without the prior written consent of the Indemnitee.

(ii) In the event that the Indemnifying Party notifies the Indemnitee within the Notice Period that it desires to defend the Indemnitee against such claim or demand, then, except as hereinafter provided, the Indemnifying Party shall have the right to defend the Indemnitee by appropriate proceedings, which proceedings shall be promptly settled or prosecuted by it to a final conclusion; provided, however, the Indemnifying Party shall not, without the prior written consent of the Indemnitee, consent to the entry of any judgment against the Indemnitee or enter into any settlement or compromise which does not include, as an unconditional term thereof, the giving by the claimant or plaintiff to the Indemnitee of a release, in form and substance reasonably satisfactory to the Indemnitee, from all liability in respect of such claim or litigation. If any Indemnitee desires to participate in, but not control, any such defense or settlement, it may do so at its sole cost and expense. If, in the case of any claim or demand against both the Indemnifying Party and the Indemnitee, the applicable standards of professional conduct on any significant issue between the Indemnifying Party and the Indemnitee exists with respect to such claim, then the Indemnitee shall have the right to engage separate counsel the costs and expenses of which shall be included as Indemnified Damages.

(iii) If the Indemnifying Party elects not to defend the Indemnitee against such claim or demand, whether by not giving the Indemnitee timely notice as provided above or otherwise, then the Indemnitee shall be entitled to control the defense or settlement of any such claim or demand; provided, however, that the Indemnitee shall not consent to the entry of any judgment against the Indemnitee or settle or compromise any such claim or demand which does not include, as an unconditional term thereof, the giving by the claimant or plaintiff to the Indemnifying Party of a release from all liability in respect of such claim or litigation without the prior written consent of the Indemnifying Party which consent shall not be unreasonably withheld.

(iv) In the event an Indemnitee should have a claim against the Indemnifying Party hereunder that does not involve a claim or demand being asserted against or sought to be collected from it by a third party, the Indemnitee shall promptly send a Claim Notice with respect to such claim to the Indemnifying Party. If the Indemnifying Party does not notify the Indemnitee within the Notice Period that it disputes such claim, the amount of such claim shall be conclusively deemed a liability of the Indemnifying Party hereunder.

(b) Any payment made to or on behalf of a party pursuant to Section 8.1 shall be treated by NFP, the Company and the Holders for federal income tax purposes as an adjustment to the Merger Consideration, and NFP, the Company and the Holders agree not to take any position inconsistent therewith, unless a final determination (which shall include the execution of a Form 870 AD or successor form) with respect to the Indemnified Parties causes any such payment not to constitute an adjustment to the Merger Consideration for federal income tax purposes.

(c) The amount any Indemnifying Party is or may be required to pay to any Indemnitee pursuant to this Article VIII shall be reduced (retroactively, if necessary) by any tax benefits actually recovered by or on behalf of such Indemnitee in reduction of the related Indemnified Damages.

ARTICLE IX

REPRESENTATIVES

9.1 Designation. The parties have agreed that it is desirable to designate the Representatives to act on behalf of the Holders for certain limited purposes. The Representatives shall serve as the representatives of the Holders with respect to the matters expressly set forth in this Agreement to be performed by the Representatives.

9.2 Authority. Each of the Specified Stockholders hereby irrevocably appoints the Representative as the agent, proxy and attorney in fact for such Holders for all purposes of this Agreement (including the full power and authority on such Holders’ behalf (i) with respect to all Holders, to consummate the transactions contemplated herein, including to execute and deliver the Escrow Agreement (and, for the avoidance of doubt, specifically excluding the extent to which Counsel for the Preferred Holders is authorized to act on behalf of the Preferred Holders with respect to the Retail Settlement Proceeds Settlement Amount pursuant to Section 1.13 hereof) and to provide or receive notices on behalf of all Holders pursuant to Section 10.2 hereof; (ii) to disburse any funds received hereunder to the Holders entitled thereto; (iii) to execute on behalf of the Holders such further instruments of assignment as NFP or Subcorp shall reasonably request; (iv) to pursue any rights to indemnification hereunder of all of the Holders and to negotiate, settle, compromise and otherwise handle any claim for indemnification by any NFP Indemnitee hereunder and to determine the amount of any expenses incurred by the Representatives in connection therewith; (v) to take all other actions to be taken by or on behalf of such Holders (other than the Preferred Holders) in connection herewith; and (vi) to do each and every act and exercise any and all rights which such Holder or the Holders collectively (other than the Preferred Holders) are permitted or required to do or exercise under this Agreement (other than, in any case, agreeing to or executing any amendment, extension or waiver of this Agreement on behalf of Specified Stockholders and other than the powers and obligations delegated to the counsel for the Preferred Holders in Section 1.13). Each Holder agrees that such agency and proxy are coupled with an interest, are therefore irrevocable without the consent of the Representatives and shall survive the death, incapacity, bankruptcy, dissolution or liquidation of any Holder. All decisions and actions by the Representatives (to the extent authorized by and in accordance with this Agreement) shall be binding upon all of the Holders, and no Holder shall have the right to object, dissent, protest or otherwise contest the same. The Representative shall be entitled to engage such counsel, experts, consultants and other advisors as they shall deem necessary in connection with exercising their powers and performing their functions hereunder and (in the absence of bad faith on the part of the Representatives) shall be entitled to conclusively rely on the opinions and advice of such persons.

9.3 Authority; Indemnification. Each Holder agrees that, subject to the provisions of this Section 9.3, NFP, Subcorp and the Surviving Company shall be entitled to rely on any agreement, settlement, waiver, notice reached or received or any other action taken by all Representatives then serving as such hereunder, on behalf of such Holder, pursuant to Section 9.2 above (an “Authorized Action”), and that each Authorized Action shall be binding on each Holder as fully as if such Holder had taken such Authorized Action. NFP and Subcorp agree that the Representatives shall have no liability to NFP and Subcorp for any Authorized Action, except to the extent that such Authorized Action is the consequence of fraud, gross negligence or willful misconduct on the part of a Representative. The parties intend that, until the resignation of any of the Representatives, the Representatives will act jointly. In furtherance of that intention, all actions required by the terms of this Agreement or any other agreement referred to herein to be evidenced in writing shall be valid only if signed by all three Representatives. With respect to oral instructions or actions taken by the Representatives, NFP shall be entitled to request any such instructions or actions be confirmed in writing by all three (3) Representatives.

9.4 Exculpation. The Representatives shall not have by reason of this Agreement a fiduciary relationship in respect of any Holder or NFP, except in respect of amounts received on behalf of such Holder. The Representatives shall not be liable to any Holder for any action taken or omitted by it or any agent employed by it hereunder or under any other document entered into in connection herewith, except that the Representatives shall not be relieved of any liability imposed by law for willful misconduct. The Representatives shall not be liable to the Holders for any apportionment or distribution of payments made by the Representatives in good faith, and if any such apportionment or distribution is subsequently determined to have been made in error the sole recourse of any Holder to whom payment was due, but not made, shall be to recover from other Holders any payment in excess of the amount to which they are determined to have been entitled. The Representatives shall not be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement. Neither the Representatives nor any agent employed by them shall incur any liability to any Holder by virtue of the failure or refusal of the Representatives for any reason to consummate the transactions contemplated hereby or relating to the performance of their other duties hereunder, except for actions or omissions constituting fraud or bad faith.

ARTICLE X

MISCELLANEOUS

10.1 Survival of Representations, Warranties, and Covenants. All representations and warranties made by the parties in this Agreement, or in connection with the negotiation, execution and performance of this Agreement, shall survive the Closing and shall terminate upon the second anniversary of the Closing Date; provided, however, that the representations and warranties contained in Section 3.12 shall terminate upon the third anniversary of the Closing Date. Notwithstanding any investigation or audit conducted before or after the Closing Date or the decision of the parties to complete the Closing, each party shall be entitled to rely upon the representations and warranties set forth herein, and none of such representations and warranties shall be deemed waived or modified in any respect by reason of any such investigation. All covenants and agreements contained herein which by their terms contemplate actions or impose obligations following the Closing shall survive the Closing and remain in full force and effect in accordance with their terms. All covenants and agreements contained herein which by their terms contemplate full performance at or prior to Closing shall terminate upon Closing, except that claims for indemnification in respect of any breach thereof shall survive until the third anniversary of the Closing.

10.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (upon telephonic confirmation of receipt) or on the first business day following the date of dispatch by a nationally recognized one night courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to NFP or Subcorp:

National Financial Partners Corp.

787 7th Avenue, 11th Floor

New York, NY 10019

Attention: General Counsel

Fax: (212) 301-4192

Copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square, 35th Floor

New York, NY 10036

Attention: Howard L. Ellin

Fax: (212) 735-2000

(b) if to the Representatives:

W. Todd Carlisle

3528 Altabrook Drive

Birmingham, AL 35243

Phone: (205) 967-0939

Keith D. Duke

3636 Birchwood Lane

Birmingham, AL 35243

Phone: (205) 266-7033

John T. Mulheran

Heartland Insurance Group, Inc.

8900 Keystone Crossing

Suite 550

Indianapolis, IN 46240-2176

(317) 843-8049

(c) if to the Company (prior to Closing)

Highland Capital Holding Corporation

3535 Grandview Parkway

Suite 600

Birmingham, AL 35243

Attention: W. Todd Carlisle

Fax: (205) 263-4410

Copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention: Maripat Alpuche

Fax: (212) 455-2502

and

Sirote & Permutt, P.C.

2311 Highland Avenue South

Birmingham, AL 35205

Attention: John H. Cooper

Fax: (205) 930-5101

(d) if to the Company (following the Closing)

Highland Capital Holding Corporation

c/o National Financial Partners Corp.

787 7th Avenue, 11th Floor

New York, NY 10019

Attention: General Counsel

Fax: (212) 301-4192

10.3 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. As used herein, “knowledge of the Company” shall mean the actual knowledge of the Principals and officers of the Company and its subsidiaries specified in Section 10.3 of the Company Disclosure Schedule. As used herein, the term “person” shall mean any natural person, firm, individual, corporation, partnership, joint venture, business trust, association, trust, company or other organization or entity, whether incorporated or unincorporated, or any Governmental Authority. For the purposes of this Agreement, references to subsidiaries of the Company shall (unless the context otherwise clearly calls for a different interpretation) include the divisions of Highland Brokerage. Capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the Management Agreement.

10.4 Counterparts. This Agreement may be executed in counterparts, which together shall constitute one and the same Agreement. The parties may execute more than one copy of the Agreement, each of which shall constitute an original and each of which alone and all of which together shall constitute one and the same instrument. This Agreement may be transmitted by facsimile and it is the intent of the parties for the facsimile (or a photocopy thereof) of any autograph printed by a receiving facsimile machine to be an original signature and for the facsimile (or a photocopy thereof) and any complete photocopy of this Agreement to be deemed an original counterpart.

10.5 Entire Agreement. This Agreement (including the documents and the instruments referred to herein), the Lock-Up Agreements, the Administrative Service Agreement and the Management Agreement constitute the entire agreement among the parties and supersede all prior agreements and understandings, agreements or representations by or among the parties, written and oral, with respect to the subject matter of this Agreement (including the documents and instruments referred to herein), the Lock-Up Agreements, the Administrative Service Agreement and the Management Agreement.

10.6 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of NFP, Subcorp, the Company, the Representative and the Specified Stockholders; provided, that, no amendment shall be effected after the date hereof which by law requires further approval by the Holders of the Company without such further approval.

10.7 Extension; Waiver. At any time prior to the Closing Date, NFP or Subcorp (with respect to the Specified Stockholders and the Company) and the Representatives or the Company (with respect to NFP or Subcorp) may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of such party, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of the party against whom enforcement of the extension or waiver is sought. Any such waiver shall constitute a waiver only with respect to the specific matter described in writing and shall in no way in any other respect impair the rights of any party granting such waiver. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions or rights hereunder.

10.8 Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended or shall be construed to create any third party beneficiaries, other than with respect to the provisions of (i) Section 5.5, which shall inure to the benefit of the Insured Parties, who are intended to be third-party beneficiaries thereof and (ii) Article VIII, which shall inure to the benefit of the holders of the Company Common Stock and the Company Preferred Stock immediately prior to the Closing, who are intended to be third party beneficiaries thereof, and the Representatives on their behalf.

10.9 Governing Law; Resolution of Disputes

(a) This Agreement shall be governed by and interpreted in accordance with the internal laws, and not the laws governing conflicts of laws (other than Section 5-1401 of the New York General Obligations Law), of the State of New York. The parties acknowledge that this Agreement evidences a transaction involving interstate commerce. The United States Arbitration Act shall govern the interpretation, enforcement, and proceedings pursuant to the arbitration clause in this Agreement.

(b) Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules including the Emergency Interim Relief Procedures, and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

(c) The place of arbitration shall be New York, New York.

(d) Either party may apply to the arbitrator seeking interim of provisional relief until the arbitration award is rendered or the controversy is otherwise resolved. Either party also may, without waiving any remedy under this agreement, seek from any court having jurisdiction any interim or provisional relief that is necessary to protect the rights or property of that party, pending the establishment of the arbitral tribunal (or pending the arbitral tribunal’s determination of the merits of the controversy).

(e) Each party shall bear its own costs and expenses and an equal share of the arbitrators’ and administrative fees of arbitration.

(f) Except as may be required by law, neither a party nor an arbitrator may disclose the existence, content, or results of any arbitration hereunder without the prior written consent of both parties.

10.10 Remedies at Law. The Company and the Principals acknowledge and agree that (a) the acquisition by NFP of the goodwill of the Company and the Confidential Information is a material inducement to NFP to acquire the Company and to enter into this Agreement and the Management Agreement, (b) the confidentiality, noncompetition and nonsolicitation covenants contained in Section 5.5 hereof are necessary and reasonable for the protection of such goodwill and the Confidential Information, and (c) NFP would not have been willing to enter into either this Agreement or the Management Agreement if said confidentiality, non competition and non solicitation covenants were not part of this Agreement. Accordingly, the Company and the Principals acknowledge and agree that the remedies available to NFP as described below and in Section 10.11 hereof are reasonable and appropriate in light of the foregoing. The Company and the Principals agree that in the event of the breach of that Section of this Agreement by them, NFP shall have all of the following remedies at law: (i) bring an action for damages; and/or (ii) seek any other remedy available at law.

10.11 Equitable Remedies. The Company and each Principal acknowledges and agrees that the rights of NFP under Section 5.5 hereof are of a specialized and unique character and that immediate and irreparable damage will result to NFP if such Principal fails or refuses to perform their obligations under, or otherwise breach, such Section 5.5 and notwithstanding an election by NFP to seek a remedy at law as provided in Section 10.10 above, NFP may, in addition to the remedies at law described above, seek equitable relief in respect of such breach, including, without limitation, temporary restraining orders and temporary and permanent injunctions, and specific performance, and such equitable relief may be sought without the necessity of posting a bond or other security.

10.12 Limitation on Liability; Exclusivity of Remedies. Following the Closing, notwithstanding any other provision of this Agreement (except as provided below) and without limiting the generality of any other limitations on the Company’s or the Specified Stockholder’s liability on the one hand, and NFP, Subcorp or any other NFP Indemnified Party on the other hand, their liability to the other, whether by indemnity or otherwise with respect to the Business, the Merger or this Agreement, whether before Closing or on or after Closing, shall be limited to, after taking into account the Company Deductible Amount and the NFP Deductible Amount, as applicable, an amount not to exceed, in the aggregate, the Escrow Amount with respect to the Company’s or the Specified Stockholder’s liability, and $5,000,000 with respect to NFP, Subcorp or any other NFP Indemnified Party liability. Following the Closing, recourse to the Escrow Amount shall be the sole and exclusive remedy and source of recovery for NFP, Subcorp or any other NFP Indemnified Party. Notwithstanding any of the foregoing, nothing in this Section shall limit the provisions of, and parties’ obligations and rights under Section 1.13 hereof (including any recourse against the Preferred Holders expressly provided for therein), but such rights and obligations are limited only as to the purposes and to the extent provided under Section 1.13.

10.13 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

10.14 Expenses. Each of NFP, and the Company, on the other hand, shall pay and each be responsible for their own costs and expenses (and, in the case of the Company, for the costs and expenses of the Specified Stockholders) associated with the transactions contemplated hereby, it being understood that the Company shall pay any and all costs and expenses associated with obtaining, making or filing the Company Required Consents.

10.15 Severability. In the event that this Agreement, or any of its provisions, or the performance of any provision, is found to be illegal or unenforceable under applicable law now or hereafter in effect, the parties shall be excused from performance of such portions of this Agreement as shall be found to be illegal or unenforceable under applicable law without affecting the validity of the remaining provisions of this Agreement; provided, that (a) the remaining provisions of this Agreement shall in their totality constitute a commercially reasonable agreement, and (b) should any method of termination of this Agreement or a portion thereof be found to be illegal or unenforceable, such method shall be reformed to comply with the requirements of applicable law so as, to the greatest extent possible, to allow termination by that method. Nothing herein shall be construed as a waiver of any party’s right to challenge the validity of such law.

IN WITNESS WHEREOF, NFP, Subcorp, the Company, the Representatives, and the Specified Stockholders have signed this Agreement as of the date first written above.

NATIONAL FINANCIAL PARTNERS CORP.

By:	/s/ Mark Biderman
Name:	Mark Biderman
Title:	Executive Vice President and
Chief Financial Officer

BLUE SKY ACQUISITION CORP.

By:	/s/ Mark Biderman
Name:	Mark Biderman
Title:	President

HIGHLAND CAPITAL HOLDING CORPORATION

By:	/s/ Richard D. Keidan
Name:	Richard D. Keidan
Title:	President

REPRESENTATIVES (for purposes of Sections 1.10, 5.3(a), 6.1(c), 6.1(e), 6.2(i), 10.2(b), 10.6, 10.7, 10.8 and Article IX)

/s/ W. Todd Carlisle
Name:	W. Todd Carlisle

/s/ Keith D. Duke
Name:	Keith D. Duke

/s/ John T. Mulheran
Name:	John T. Mulheran

SPECIFIED STOCKHOLDERS

/s/ W. Todd Carlisle
Name:	W. Todd Carlisle

/s/ C. Nick Catrini
Name:	C. Nick Catrini

/s/ Robert G. Dimeo
Name:	Robert G. Dimeo

/s/ Martin G. Dooley
Name:	Martin G. Dooley

/s/ Keith D. Duke
Name:	Keith D. Duke

/s/ Paul M. Harrington
Name:	Paul M. Harrington

/s/ Christopher D. Heyn
Name:	Christopher D. Heyn

/s/ Eleanor I. Johnson
Name:	Eleanor I. Johnson

/s/ T. Jay Livingston
Name:	T. Jay Livingston

/s/ Rodney K. Miller
Name:	Rodney K. Miler

/s/ John T. Mulheran
Name:	John T. Mulheran

/s/ Michael J. Pariano
Name:	Michael J. Pariano

/s/ Paul M. Pistilli
Name:	Paul M. Pistilli

/s/ Gary L. Wright
Name:	Gary L. Wright

THE ESTATE OF JOHN L. ROBINSON, JR.

By:	/s/ James A. Stroud
Name:	James A. Stroud
Title:	Co-Executor

By:	/s/ Martha Robinson
Name:	Martha Robinson
Title:	Co-Executor

BIBOROSCH FAMILY LP

By:	/s/ Richard Biborosch
Name:	Richard Biborosch
Title:	General Partner

PROTECTIVE LIFE CORPORATION

By:	/s/ R. Stephen Briggs
Name:	R. Stephen Briggs
Title:	Executive Vice President

BERKSHIRE LIFE INSURANCE COMPANY

By:	/s/ Patrick D. Morris
Name:	Patrick D. Morris
Title:	Senior Vice President and
Chief Marketing Officer

PRINCIPAL LIFE INSURANCE COMPANY

By:	/s/ Timothy E. Stumpff
Name:	Timothy E. Stumpff
Title:	Vice President

JEFFERSON-PILOT LIFE INSURANCE COMPANY

By:	/s/ Mark E. Konen
Name:	Mark E. Konen
Title:	Executive Vice President